STATE OF ISRAEL

This description of the State of Israel is dated as of June 29, 2007 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2006.

LIST OF TABLES

D-i

Tables and Supplementary Information:

Foreign Currency Debt of the Government of Israel	D-72
Loans from the Government of the United States of America	D-72
Bonds issued under the U.S. Loan Guarantee Program	D-72
Housing Loans Guaranteed by the U.S. Government	D-72
Loans from the Government of Germany	D-73
Loans from Government Trusts backed by the U.S. Government	D-73
Loans from Various Financial Institutions in the United States Guaranteed by the U.S. Government	D-73
Loans from Israeli and Non-Israeli Banks	D-73
International Capital Markets Issues	D-74
State of Israel Notes (Issued through the Israel Bonds)	D-74
State of Israel Bonds (Issued through the Israel Bonds)	D-75
Balances of the Government’s Foreign Currency Debt by Currency	D-77
Government Guarantees of Foreign Currency Indebtedness	D-77

Tradable Local Currency Direct Debt of the Government of Israel	D-78

Floating Rate Loans	D-78
Fixed Rate Loans	D-78
CPI Index-linked Loans	D-78
Dollar-linked/Floating Rate Loans	D-79

Non-Tradable Local Currency Direct Debt of the Government of Israel	D-79

CPI-linked Loans	D-79

Various Loans of the Government of Israel	D-79

Balance of the Government’s Floating-Rate Debt by Currency	D-80

D-ii

LEBANON
SYRIA
Haifa
Mediterranean Sea
Tel-Aviv
JUDEA
and
SAMARIA
JORDAN
Jerusalem
Dead
Sea
GAZA STRIP
ISRAEL
EGYPT
SINAI PENINSULA
Eilat
SAUDI ARABIA

*	These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Except as otherwise specified, all amounts in this report are expressed in New Israeli Shekels (“NIS”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in dollars in this report as of a stated date or for a stated period that were converted from NIS into dollars were converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel calculates the representative foreign exchange rate for dollars for any day as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The representative NIS/$ exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	Year
	2002	2003	2004	2005	2006
December 31	4.737	4.379	4.308	4.603	4.225
Yearly Average	4.738	4.548	4.482	4.488	4.456

Source: Bank of Israel.

On June 15, 2007, the Bank of Israel representative foreign exchange rate for US$ was NIS4.175 per US$1. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade—Foreign Exchange Controls and International Reserves” below.

The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period ended December 31, 2006 is referred to in this Prospectus as “2006” and other years are referred to in a similar manner.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current amounts.

Figures in this report are as of June 10, 2007, except as otherwise indicated.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Economic Developments in 2006: The economic recovery that began in 2003 and gained strength in 2004 and 2005, continued in 2006. The Gross Domestic Product (“GDP”) growth rate was 5.1% and the business sector GDP growth rate reached 6.4%. The economic improvement, despite the Second Lebanon War during the summer (see “State of Israel—Introduction” below), was reflected in a rapid growth of all components of GDP, including private consumption, investment in fixed assets, exports and imports. Among the factors contributed to the rapid growth in 2006 were: the continued positive global economic trend; the ongoing responsible fiscal policy that contributed to reductions of the tax burden and of the public debt; the increase in local demand, and in particular, an increase of 4.8% in private consumption; the increase in real wages; the continued tax cuts; and the increase in the value of the public’s asset portfolio. Both the number of Israeli employees and the labor participation rate rose in 2006. The unemployment rate decreased from annual averages of 10.4% in 2004 and 9.0% in 2005 to 8.4% in 2006 reaching 7.7% in the last quarter of the year. External sustainability indicators, expressed by a high surplus in current account balance of $6.8 billion in 2006, high foreign currency reserves ($29.0 billion as of December 31, 2006) and negative net external debt (negative 22.2% of GDP as of December 31, 2006), reflect a high degree of external stability both by international standards and relative to the domestic situation in the mid-1990s. In 2006, the NIS remained stable or strengthened against the main foreign currencies.

Economic Developments in the First Quarter of 2007: Preliminary figures (seasonally adjusted at annual rate) published by the Central Bureau of Statistics indicate that the GDP growth rate for the first quarter of 2007 was 6.3% and the growth rate of the business sector product reached 6.5% for the same period. Exports of goods and services increased by 11.1%, while public consumption dropped by 4.0%, reflecting cuts in government expenditures. Private consumption rose by 11.8%. Both the number of Israeli employees and the labor participation rate rose in the first quarter of 2006, and the seasonally adjusted unemployment rate decreased from 8.8% in the first quarter of 2006 to 7.7% in the first quarter of 2007.

Fiscal and Monetary Policy: The improvement in the economic outlook was supported by the ongoing firm fiscal policy, which addressed the need for increases in the budget and which reflected a relatively non-contractionary monetary policy. The budget deficit declined to 0.9% of GDP in 2006 as compared with a budget deficit of 1.9% in 2005. Israel’s net public debt as a percentage of GDP declined to 75.9% in 2006 from 81.2% in 2005 and 88.2% in 2004. The low deficit may be attributed to the fact that government revenues and GDP growth exceeded expectations, while government expenditures were in line with original plan.

Balance of Payments and Foreign Trade: Israel’s current account of the balance of payments transformed into a small surplus in 2003 and reached a surplus of $6.8 billion in 2006, as a result of a more rapid expansion of exports as compared with the expansion of imports. The expansion in exports measured 4.9% in real terms in 2006 (8.7% rise in exports not including diamonds and start-ups), continuing the 2005 rise. In 2006, total exports of goods constituted 44.5% of GDP. Israel has entered into free trade agreements with its major trading partners, and it is one of the few nations that is a party to free trade agreements with both the United States and the European Union (“EU”).

Inflation: Since 1985, inflation has been reduced and stabilized. In 2006, the average consumer price index (“CPI”) inflation rate was 2.1%.

Privatization: In recent years, the Government has made significant progress in the privatization of state-owned enterprises and the reduction of its subsidization of industry. From 1986 through April 2007, 91 Government Companies (as defined below (see “The Economy—Role of the State in the Economy”)) have been transferred to private hands, and the Government’s proceeds from privatization were approximately $14.2 billion. In 2006, proceeds from privatization totaled NIS4.7 billion.

Capital Markets: In 2006, share prices on the Tel-Aviv Stock Exchange (“TASE”) rose. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased in USD terms by 15.3% in 2006, compared with an increase of 24.3% in the General Index in 2005. During 2006, the Tel Aviv 100 Index, which is comprised of the 100 largest companies by market capitalization, and the Tel Aviv 25 Index, which is comprised of the 25 largest companies by market capitalization, increased in USD terms by 22.0% and 22.6% respectively, compared with an increase of 21.1% and 24.7%, respectively, in 2005. As of December 31, 2006, the total market value of all listed equity securities was $161.4 billion, compared with $122.6 billion in 2005 and $92.1 billion in 2004. The average daily trading for equity securities increased to $326 million during 2006, compared with $223 million in 2005 and $147 million in 2004.

Table No. 2

Selected Economic Indicators

(in billions of NIS unless noted)

	Year
	2002	2003	2004	2005	2006
Main Indicators
GDP (at constant 2005 prices)	NIS520.1	NIS527.9	NIS553.2	NIS582.3	NIS611.8
Percentage change, real GDP	-0.9%	1.5%	4.8%	5.2%	5.1%

GDP per capita (at constant 2005 prices) (in NIS)	79,163	78,918	81,254	84,023	86,747
Percentage change, GDP per capita	-2.9%	-0.3%	3.0%	3.4%	3.2%

Inflation (change in CPI—annual average)	5.7%	0.7%	-0.4%	1.3%	2.1%
Industrial production	-2.4%	-0.4%	7.1%	4.7%	8.9%
Business sector product (at constant 2005 prices)	362.4	370.4	395.4	421.7	448.6
GDP (at current prices)	518.0	524.2	548.9	582.3	626.0
GNP (at current prices)	498.9	506.4	532.9	570.6	619.4

Permanent average population (thousands)	6,570	6,690	6,809	6,930	7,053
Unemployment rate	10.3%	10.7%	10.4%	9.0%	8.4%

Foreign direct investment (net inflows, in billions of dollars)	$1.7	$3.9	$2.1	$4.8	$14.2

Trade Data
Exports (f.o.b.) of goods and services (at constant 2005 prices)	193.3	209.1	247.1	259.8	272.5
Imports (f.o.b.) of goods and services (at constant 2005 prices)	225.8	222.6	249.6	258.2	266.2

Public Debt
Net Local Currency Public Debt (at end-of-year current prices)	416.4	444.7	464.9	468.9	458.9
Net Foreign Currency Debt (at end-of-year current prices)	17.2	17.1	20.1	15.5	11.3

Total Net Public Debt (at end-of-year current prices)	433.6	461.8	485.0	484.4	470.2

Total Net Public Debt as percentage of GDP	83.8%	89.8%	88.2%	81.2%	75.9%

External Debt
External Debt Liabilities (in millions of dollars)	69,010	71,966	76,759	76,509	84,735

External Debt Assets (in millions of dollars)	71,591	78,981	88,288	97,936	116,215

Net External Debt (in millions of dollars)	-2,581	-7,015	-11,529	-21,427	-31,480

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Since 1990, Israel has seen improvements in most economic indicators. GDP increased on average by 5.4% annually from 1990 through 2000. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including the ongoing security unrest in Israel, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which negatively affected Israeli exports. As a result, GDP decreased by 0.6% in 2001 and by 0.9% in 2002. An economic recovery began in 2003 and accelerated during 2004, 2005 and 2006. In 2006, in spite of the Second Lebanon War during July and August, GDP increased by 5.1%, following an increase of 5.2% and 4.8% in 2005 and 2004 respectively. This accelerated growth rate was the result of several factors: increased macroeconomic stability, which resulted from firm fiscal policy aimed at reducing the fiscal deficit and public debt burden; fast growth of global economic activity, particularly, global trade; increased activity in high-tech sectors; and relatively low real interest rates.

The Israeli economy is export-oriented. Following two years of recession during which a decrease in exports was measured, exports recovered in 2003 and continued to grow in 2004, 2005 and 2006. By 2006, exports constituted 44.5% of GDP. In 2006, exports rose by 4.9% in real terms (including an 8.7% rise in exports not including diamonds and start-ups). The increase in exports in both high-tech and traditional industries during 2003-2006 was a result of a variety of factors, including: the depreciation of the Israeli currency in real effective terms between 2002 and 2004; the global economic recovery; the expansion of global trade and the increase in demand for high-tech products, the decrease in real domestic wages in 2002 and 2003; and the corporate efficiency measures. Exports of services grew by 5.3%, despite a decline of 3.7% in the tourism sector caused by the Second Lebanon War. Exports of goods (in US$ terms, excluding diamonds, ships and aircrafts) to the European Union rose by 12.1%, to the United States by 27.3% and to the rest of the world by 6.2%.

In recent years, Israel has made substantial progress in opening its economy, and major trade barriers and tariffs have been removed. Israel has entered into free trade agreements with its major trading partners, and Israel is one of the few nations that is a party to free trade agreements with both the United States and the European Union. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) countries, as well as with Canada, Turkey and Mexico.

Since 1990, Israel’s fiscal and monetary policies have been formulated and coordinated with the goals of reducing Israel’s high tax burden, narrowing the Government’s fiscal deficit, attaining levels of inflation similar to those in other industrialized countries and enhancing economic growth. As part of its economic policies, the Government has pursued a policy of privatizing state-owned enterprises, including banks. In contrast to periods of high inflation in the early 1980s, inflation has been reduced and stabilized. Between 1992 and 1999, the annual average inflation rate was 9.5%. Throughout that period, inflation gradually decreased.

Since 1999, the annual average inflation rate has been close to zero, with the exception of 2002 when the annual average inflation rate rose to 5.7% mainly attributable to a one-time increase in prices due to currency depreciation that adjusted the currency rate to domestic and external events. The annual average inflation rate was 0.7% in 2003, negative 0.4% in 2004, 1.3% in 2005 and 2.1% in 2006.

The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 3.1% of GDP per year between 1995 and 2000. The total budget deficit increased to 4.2% of GDP in 2001, 3.6% of GDP in 2002 and 5.4% of GDP in 2003, mainly as a result of a decline in GDP and in tax revenue. The 2004 total budget deficit was reduced to 3.7% of GDP. The 2005 and 2006 total budget deficits were 1.9% and 0.9% of GDP, respectively, mainly reflecting higher than expected government revenues.

The implementation of a decisive fiscal policy starting in mid-2003, backed by the loan guarantees provided by the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty.

The current account deficit of the balance of payments that existed between 1995 and 2002 transitioned into a small surplus in 2003 and has been growing ever since 2004, primarily due to the growing expansion of exports, as compared with the expansion in imports during that period. Another factor that contributed to the growing surplus is the significant expansion of financial investments of Israeli residents abroad, which produced higher interest and dividend income, partially because of higher interest rates abroad. These surpluses reflect a high degree of external stability both by international standards and relative to the situation that existed in Israel in the mid-1990s.

The unemployment rate increased from 9.4% in 2001 to 10.4% in 2004. In 2005, the average unemployment rate decreased to 9.0%, and in 2006 it dropped to 8.4% (in the last quarter of the year it reached 7.7%). Both the number of Israeli employees and the labor participation rate rose in 2005 and in 2006. The rate of participation in the civilian labor market (as a percentage of the population aged 15 and above) rose to 55.6% in 2006, compared with 55.2% in 2005 and 54.9% in 2004. In the last quarter of 2006, the number of employed Israelis increased by 62,400 from the last quarter of 2005.

Israel’s productive and highly educated population remains a principal strength of the economy. Based on 2005 statistics, approximately 41% of the Israeli population over the age of 15 has had 13 or more years of schooling. In addition, from 1990 through 2006, approximately 1.2 million immigrants arrived, increasing Israel’s population by more than 25%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, managerial, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is similar to that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the hostilities that have existed with Arab countries in the region since the establishment of the State in 1948. Nevertheless, the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001 and 2002, has been a major setback in the peace process. Since 2003 there has been an improvement in the security situation, as it relates to the Israeli-Palestinian conflict, which is reflected by the relative decline in the number of terrorist attacks and security incidents. The first peace agreement between Israel and its neighbors was the 1979 Camp David peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In 2005, Israel implemented the Disengagement Plan, in which it dismantled all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military installations in those areas. In July and August 2006, Israel was engaged in a war against the Lebanese terror organization Hezbollah in Lebanon (the “Second Lebanon War”). See “—International Relations” below.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 7.11 million as of December 31, 2006, up from 6.99 million as of December 31, 2005. During the period from 1990 through 2006, Israel’s population grew by

47.5%, largely as a result of immigration. At the end of 2005, approximately 10% of the population was 65 years of age or older, 30% was between the ages of 35 and 65, 32% was between the ages of 15 and 34, and 28% was under the age of 15. Approximately 91% of the population lives in urban areas. Twenty percent of the population lives in Israel’s three largest cities: Jerusalem (population 719,900), Tel-Aviv (population 378,900) and Haifa (population 268,300).

The Israeli population is composed of a variety of ethnic and religious groups. At the end of 2005, 76.0% of the total Israeli population was Jewish, 16.3% was Muslim, 2.1% was Christian, 1.6% was Druze and 3.9% were not classified by religion. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel and English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to Israel’s Law of Return which provides that any Jewish immigrant is entitled to become a citizen of Israel. Between 1990 and 2001, the flow of immigrants has increased dramatically. The substantial influx of immigrants during these years totaling 1.1 million increased Israel’s population by more than 23% over this period. Over the same period, total population growth was 42.5%. Approximately 91% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived since 1990 who were over 15 years of age, 58% had over 13 years of schooling. Of the immigrants who arrived between 1990 and 2003, approximately 62% held scientific, academic, managerial, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature and the judiciary, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset, Israel’s parliament. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.

The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. This Knesset member becomes Prime Minister. The current President, Shimon Peres, was elected on June 13, 2007. The Prime Minister is the head of Israel’s Government and appoints a cabinet to assist in governing the country.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 2.0% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier or if the Knesset fails to pass the annual budget by the end of March.

If a 61-vote majority of the Knesset subsequently passes a vote of no confidence in the government and proposes an alternate candidate, the government will dissolve and the President will select the alternate candidate to form a new government. If the alternate candidate fails to form a new government, new elections will be held.

The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset. However, a majority of Knesset members may require the President to appoint another Knesset member to form a new government. If this Knesset member fails to form a new government, new elections will be held.

Currently, Israel has two major political parties, Kadima and Avoda (Labor)-Meimad. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avoda or Likud and supported by a majority of the members of the Knesset.

The following table presents the distribution of current Knesset seats by party as of June 2007:

Table No. 3

Distribution of Knesset Seats by Party

Number of Seats
Kadima	29
Avoda (Labor)-Meimad	19
Likud	12
Shas	12
Yisrael Beitenu	11
Ihud Leumi—Mafdal	9
Gil	7
Torah and Shabbat Judaism	6
Meretz	5
United Arab List—Arab Renewal	4
Hadash	3
National Democratic Assembly	3

Total	120

Following the March 2006 elections, the former President Moshe Katsav selected Ehud Olmert to form a government. Prime Minister Olmert formed a new coalition government, consisting of the Kadima party, the Avoda-Meimad party, the Shas party and Gil party. Abraham Hirchson was appointed Minister of Finance. In December 2006, the Yisrael Beitenu party joined the coalition. In April 2007, Minister of Finance Hirchson suspended himself for a three-month period due to a police investigation against him on allegations of fraud. As of June 2007, Prime Minister Ehud Olmert is replacing Hirchson as acting Minister of Finance.

The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts, as well as municipal courts, labor courts, administrative tribunals and religious courts. The five District Courts (located in Jerusalem, Tel-Aviv, Haifa, Beer-Sheva and Nazareth) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction by sitting as the High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interest of justice. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law and reviews acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Most religions have their own religious courts.

National Institutions

Israel has four so-called National Institutions: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2006, the National Institutions were responsible for net unilateral transfers into Israel of $300 million.

International Relations

Over the past three decades, Israel has made progress in reducing the hostilities that have existed between Israel and the region’s Arab countries since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the President of Egypt in 1977 and the intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East.

The mutual recognition and the signing of a Declaration of Principles between Israel and the PLO in September 1993 was a turning point in Israeli-Arab relations. A number of interim agreements were signed, and the Palestinian Authority (the “PA”) was established. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho, most of the Gaza Strip and six additional West Bank towns. The PA has gradually taken responsibility for administering those areas of the West Bank and Gaza Strip designated as self-rule areas. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, those negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence and terror attacks conducted by Palestinian terror organizations against Israeli citizens and targets in violation of all bilateral agreements signed since 1993.

In April 2003, a performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was released by the United States, the United Nations (the “UN”), the European Union and Russia. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation of comprehensive political reforms by Palestinians, the withdrawal from Palestinian areas controlled by the Israeli Defense Forces since September 28, 2000, and action by Israel in relation to settlements, in particular the dismantling of settlement outposts erected since March 2001. The second phase of the Road Map, which would begin upon satisfactory performance of the first phase, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement to end the Israeli-Palestinian conflict and fulfill the vision of two states, Israel and Palestine, living side by side in peace and security. While the Road Map has been officially accepted by both the Israeli and the Palestinian sides, its implementation encountered a number of serious obstacles.

In light of the obstacles facing implementation of the Road Map, the Government of Israel initiated the Disengagement Plan, which included the evacuation of all civilians and withdrawal of all military forces from the Gaza Strip and parts of the northern West Bank.

Implementation of the disengagement from Gaza was completed in August 2005 and included the formal dismantling of Israel’s military government in the Gaza Strip and withdrawal of all Israeli troops from the ‘Philadelphi Route’ along the border between the Gaza Strip and Egypt. The withdrawal brought an end to Israeli presence and authority over the area, which began after the Six-Day War in June 1967. Disengagement from parts of the northern West Bank was completed in September 2005. On September 20, 2005, representatives of the United States, Russia, the European Union and the UN issued a joint statement, declaring that they “welcomed the successful implementation of the [Disengagement Plan] and the moment of opportunity that it brings to renew efforts on the Roadmap.”

The Israeli government had expected that its unilateral steps will advance the peace process and the implementation of the Road Map. The election of the Hamas terrorist organization to head the PA in January 2006, and its refusal to accept the conditions for legitimacy set out by the international community, namely, the renunciation of terrorism and violence, the recognition of Israel’s right to exist and the acceptance of previous agreements and obligations, including the Road Map, have disrupted the efforts to renew the peace process. In June 2007, increasing violent clashes between the Hamas forces and the Fatah movement led by Palestinian President Abbas, have resulted in the Hamas de facto taking control of the Gaza Strip. Consequently, a new Palestinian Government was formed by Abbas. The Palestinian internal violent political conflict has increased further uncertainty regarding the potential renewal of the peace process. The renewal of the Palestinian violence also resulted in significant damage to economic relations, primarily in bilateral trade, which suffered heavily during the past seven years.

In his inaugural address to the Knesset, the elected Prime Minister Olmert outlined the policies of the new government which included a preference for negotiations with a Palestinian partner committed to “the principles of the Roadmap, which fights terror, dismantles terrorist organizations, abides by the rules of democracy and upholds, practically and thoroughly, all agreements which have thus far been signed with the State of Israel.” However, in the absence of such a partner, Prime Minister Olmert declared that the government would act “without an agreement with the Palestinians to create an understanding which will, first and foremost, be founded on a correct definition of the desired borders for the State of Israel.” The new Prime Minister also stated that Israel would work to reach understandings with the United States and Europe on its future steps.

Israel and Jordan signed a peace treaty in October 1994. By signing the peace treaty with Israel, Jordan became the second Arab country to do so, following Egypt. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and to plan regional economic development initiatives. In addition, Israel has begun to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania is the third Arab country after Egypt and Jordan with whom Israel has exchanged ambassadors. Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.

Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a full resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, in accordance with a Government decision, Israeli military forces unilaterally withdrew from South Lebanon, in compliance with UN Resolution 425, as confirmed by the Security Council and Secretary General of the United Nations. In July 2006, an attack of the Lebanese terror organization Hezbollah on Israeli military patrol within the Israeli border led to the Second Lebanon War, which included heavy fighting during July and August 2006. The war ended with UN resolution 1701, which called the government of Lebanon to take full control of Lebanon, called for the deployment of UNIFIL soldiers throughout the South of Lebanon and prohibited the presence of paramilitary forces, including Hezbollah, south of the Litani River. Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf States, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycott tiers of Israel.

Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (MEDB), the Middle Eastern-Mediterranean Tourist and Travel Association (MEMTTA) and the Regional Business Council (RBC).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel to be issued during U.S. government fiscal years 2003 through 2005. This program was extended until 2011. The amount of guarantees that shall be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. For United States fiscal year 2006, a reduction of $795.8 million was made. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt—External Public Debt” below). In May 2003, as part of the aid package, the United States formally granted Israel $1 billion in military aid.

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Subject to Congressional appropriations, from U.S. fiscal year 1999 through 2008, each year the level of ESF assistance will be reduced by $120 million and the level of FMF assistance will be increased by $60 million. The level of ESF assistance for U.S. fiscal year 2007 is $120 million.

Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the UN, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel has been a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in plurilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in a dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member. In May 2007, OECD countries invited Israel to begin discussions on its accession to the organization. Israel has an extensive network of free trade agreements with most of its trading partners: United States, European Union, EFTA, Turkey,

Canada, Mexico and Jordan. Approximately 75% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. Israel is currently negotiating a free trade agreement with the MERCOSUR block (Brazil, Argentina, Paraguay and Uruguay) which is scheduled for signing by the end of 2007.

In 1975, Israel established a free trade agreement with the European Economic Community (EEC) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the European Union, which came into force in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to services, competition, government procurement, and cooperation in many areas including research and development. It also expands the liberalization in agricultural products. At the end of 2004, Israel and the European Union approved an Action Plan (within the European Neighborhood Policy) to address several issues including but not limited to services, dispute settlement for trade matters and standardization. Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allow Israeli firms and academic institutions to participate in European Union research and development projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. Under the Fifth Research and Development Program, more than 500 Israeli projects have been implemented, with a total value of more than EUR150 million. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program and gained access to EUR17 billion in research and development tenders from European Union countries. Israel is currently negotiating its admission to the Seventh Research and Development Program. In addition, in 2004 Israel joined the EU GALILEO program for the development of a space navigation system.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In recent years, Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. The above mentioned agreements allow Egypt and Jordan to export products to the United States free of export duties if the products contain inputs from Israel (8% of input from Israel in the Israeli-Jordanian QIZ agreement, 11.7% of input from Israel in the Israeli-Egyptian QIZ agreement). The purpose of this trade initiative has been to support prosperity and stability in the Middle East by encouraging regional economic integration.

In order to promote its international economic cooperation, and, in particular, to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in another party’s country. Some of those rights include repatriation of investments and returns, a prohibition on expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.

Israel is also a party to 44 conventions for the avoidance of double taxation that cover most aspects of income tax and capital gains tax. Three more tax treaties were signed but have not yet been ratified. Most of Israel’s tax treaties are based on the OECD Model Tax Convention on Income and on Capital. Some of the treaties also include provisions from the UN Model Double Taxation Convention between Developed and Developing Countries. The conventions provide investors from countries that are parties to the conventions with greater certainty when investing in another party’s country and contribute to economic cooperation between the countries that are parties to the conventions.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2006 was $19,917. From 1990 through 2006, real GDP growth averaged 4.5% per year (1.8% per capita). From 1990 through 2000, GDP increased on average by 5.6% annually, which had been, to a large extent, a product of the increased domestic demand due to the large volume of new immigrants during that period and the growth of high value-added industries, such as electronics and high-tech medical equipment. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including: security unrest with the Palestinian Authority, which negatively affected tourism and contributed to the fiscal deficit; the global technology slump, which slowed investments in high-tech companies; and the global economic slowdown, which negatively affected Israeli exports. As a result, GDP decreased by 0.6% in 2001 and by 0.9% in 2002. There was a recovery in economic activity in 2003, as evidenced by a 1.5% increase in GDP. The recovery gained momentum in 2004 and 2005, as expressed by a 4.8% and 5.2% increase in GDP, respectively. Despite the Second Lebanon War, this rapid GDP growth continued in 2006 with a 5.1% increase. The recovery during the years 2003 through 2006 was related to: the improvement in the global economy, as manifested by the expansion of global trade and demand for high-tech products; the adoption of a firm fiscal policy; a relatively calm security situation (apart from the Second Lebanon War); and a less restrictive monetary policy. The year 2006 was characterized by a rapid growth of all components of the GDP. In 2006, exports of goods and services increased by 4.9%, private consumption increased by 4.8% and investments in fixed assets increased by 6.4%.

The composition of Israel’s trade sector reflects the industrialized nature of its economy. In 2006, exports consisted primarily of manufactured goods, in particular high-tech goods, while raw materials and investment goods comprised 88.6% of imported goods. Especially since 1992, exports have played a significant role in Israel’s economic growth. During the period from 1992 to 2006, exports of industrialized goods (excluding diamonds) grew by an annual average of 9.7% (in volume terms). In 2000, due to rapid growth in the United States and European Union economies, Israel’s exports of industrialized goods (excluding diamonds) increased by 27.0%, while total exports of goods and services increased by 22.7%. However, total exports of goods and services decreased by 11.2% in 2001 and by 2.3% in 2002. The main factors behind the contraction in exports of goods were the global slowdown, which dampened global trade, and the decline in demand for high-tech goods. Exports of services were severely affected by the large decline in exports of tourism services caused by the security and political unrest during those years, and the decline, to nearly zero, of start-up exports (sales of start-up companies to international buyers) due to the global high-tech crisis. In 2003, exports began to recover, growing by 8.2%. The recovery in exports gained momentum in 2004, as exports rose sharply, by 18.2%. The expansion in exports continued in 2005 and 2006 as well, albeit at a lower rate than in 2004 (5.1% and 4.9% in real terms, respectively, including a 8.1% and 8.7% rise in exports excluding diamonds and start-ups). High-tech and traditional industries took part in the rise in exports of goods; the exports of services also rose, in particular the sharp increase in tourism, recovering from a slump that began in late 2000. The growth in exports during the years 2003-2006 was a result of the global economic recovery, the expansion of global trade and increased demand for high-tech products, the depreciation of the NIS in real effective terms during the period from 2002 through 2004, the decrease in real wages during 2002 and 2003, improved efficiency of business enterprises in Israel, and lower interest rates. Exports of services grew by 5.3% in 2006, despite a decline of 3.7% in the tourism sector, that was associated with the Second Lebanon War. The decline in tourism measured in the summer of 2006 followed an increase of 28.4% in 2005, and was followed by a fast recovery during the remainder of 2006. Exports of agricultural products remained stable in 2006, with an increase of 0.4%, following a sharp increase of 14.1% in 2005.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing state-owned enterprises, including banks (see “—Role of the State in the Economy” below).

The Government has also pursued stability-oriented monetary and fiscal policies. These policies build upon the economic stabilization program established by the Government in 1985.

The 1985 economic stabilization program was a comprehensive plan designed mainly to reduce Israel’s high inflation rates and chronic deficits in the balance of trade that resulted from high levels of defense expenditures, rising Government spending and rising oil prices.

Since 1985, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, fiscal restraint and trade liberalization by the Government. In 1986, the Government succeeded in reducing inflation to 19.6%. During the period of 1987 through 1991, inflation stabilized to an annual average rate of 17.8%. During the period of 1992 through 1999, the annual average inflation rate decreased to an average of 9.5%. The average rate of inflation dropped to a mere 1.1% in each of 2000 and 2001, but rose in 2002 to an average of 5.7%, mainly as the result of the currency depreciation during the first half of 2002. Since then, inflation has dropped back again, to an average annual rate of 0.7%, negative 0.4% and 1.3% in 2003, 2004 and 2005, respectively. In 2006, the average annual inflation rate was 2.1%. The Government’s inflation target for 2007 and onwards is 1% to 3%.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

GDP growth averaged 5.6% annually between 1990 and 2000. From October 2000 until the beginning of 2003, the GDP growth rate declined mainly due to: the global economic slowdown, which dampened demand for high-tech products on which a significant percentage of the Israeli economy relies; the decline of the NASDAQ index, which reduced investments in Israeli start-up companies and in the high-tech industry in general; and the adverse effects of Palestinian terrorism on tourism, construction, agriculture and exports to the Palestinian Authority areas. Growth was negative 0.6% and negative 0.9% in the years 2001 and 2002, respectively. The recovery process began in 2003 and gained momentum in 2004 and 2005 with GDP growth rate increasing to 4.8% and 5.2% in 2004 and 2005, respectively. The GDP growth continued in 2006 with a 5.1% increase. Contributing factors to the rate of GDP growth include: the improvement in the global economy, as manifested by the expansion of global trade and demand for high-tech products; the adoption of a firm fiscal policy; a relatively calm security situation (apart from the Second Lebanon War); and relatively low real interest rates. In 2006, economic improvement was reflected in rapid growth of all components of GDP except for tourism, which constitutes 1.3% of GDP.

Table No. 4

Main Economic Indicators

(in millions of NIS unless noted)

	Year
	2002	2003	2004	2005	2006
Growth (Percent Change)
Real gross domestic product	-0.9%	1.5%	4.8%	5.2%	5.1%
GDP per capita.	-2.9%	-0.3%	3.0%	3.4%	3.2%
Inflation (change in CPI—annual average)	5.7%	0.7%	-0.4%	1.3%	2.1%
Industrial production	-2.4%	-0.4%	7.1%	4.7%	8.9%

Constant 2005 Prices
GDP	520,103	527,935	553,258	582,290	611,819
Business sector product	362,403	370,352	395,374	421,704	448,591

Current Prices
GDP	517,975	524,187	548,936	582,291	626,015
Business sector product	359,172	368,663	390,508	421,706	457,212
GNP	498,904	506,368	532,898	570,572	619,441
Net national income (at market prices)	411,482	416,977	440,723	475,755	520,508

Permanent Average Population (thousands)	6,570	6,690	6,809	6,930	7,053

Source: Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources

(in millions of NIS at constant 2005 prices)

	Year
	2002	2003	2004	2005	2006
Resources
GDP	NIS520,103	NIS527,935	NIS553,258	NIS582,290	NIS611,819
Imports of goods and services	225,810	222,562	249,599	258,194	266,195

Total(1)	745,913	750,497	802,857	840,484	878,014

Use of Resources
Private consumption	291,616	294,104	310,326	320,821	336,203
Public consumption	159,923	156,211	152,688	156,746	161,956
Gross domestic investment	100,983	91,333	92,458	103,119	107,397
Exports of goods and services	193,323	209,106	247,165	259,798	272,458

Total(1)	745,845	750,754	802,637	840,484	744,593

(1)	The estimates at 2005 prices were obtained by chaining estimates computed each year to previous year’s prices. Due to the chaining, the sums of the components of resources and of the use of resources may be different.

Source: Central Bureau of Statistics.

Savings and Investments

In 2006, gross national savings increased to 22.5% of GDP (in current prices), compared with 20.6% in 2005 and 19.1% in 2004. Gross domestic investment, the sum of investments in fixed assets and the change in inventories, totaled 17.6% of GDP in 2006 and has remained relatively stable in the past few years. In 2006, total gross domestic investment increased by 4.1% in real terms following increases of 11.5% and 1.2% in 2005 and 2004, respectively. Investment in fixed assets increased by 6.4% in 2006, following a 2.9% increase in 2005 and a 0.3% decrease in 2004.

Investment in machinery, equipment and transport vehicles increased by 10.7% in 2006. Investment in residential construction in 2006 increased by 1.7%, following a decrease of 1.3% in 2005 and a decrease of 2.6% in 2004. The residential construction sector has contracted since 1998 as a result of the decrease in demand following the slowdown in the wave of immigration and in response to the recession during the years 2001-2002.

Business Sector Product

Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Business sector product grew at an average annual rate of 6.8% in real terms from 1990 through 2000, but decreased by 1.9% and by 2.8% in 2001 and in 2002, respectively. Since 2003, business sector product began to grow again, increasing by 2.2%, 6.8%, and 6.7% in 2003, 2004 and 2005, respectively. In 2006 it grew by 6.4%.

Table No. 6

Composition and Growth of Business Sector Product

	Annual Growth (real terms)					Percentage of Total 2006
	2002	2003	2004	2005	2006
Total business sector	-2.8%	2.2%	6.8%	6.7%	6.4%	100.0%

Trade and services	-0.2	-0.4	6.3	7.0	7.1	56.9
Manufacturing(1)	-5.9	5.8	6.8	4.5	10.5	21.3
Transport and communications	3.5	2.7	7.6	5.1	3.6	10.2
Construction	1.2	-3.7	-6.4	1.2	2.2	7.1
Agriculture	2.8	-7.5	19.4	4.2	0.6	2.5
Water and electricity	2.3	4.1	0.3	6.5	4.1	3.3
Implied banking services(2)						-4.0
Errors and omissions(3)						2.8

(1)	Excluding diamonds.
(2)	Corrects the double counting of interest payments, included in both banking product and the product of principal industries.
(3)	Reflecting the difference between business sector product obtained from the use side and from measuring the principal industries.

Source: Bank of Israel.

Trade and Services. The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. The trade and services sector increased by 6.3% in real terms in 2004, by 7.0% in 2005 and by 7.1% in 2006 .

Manufacturing. Manufacturing (excluding diamonds) increased by 6.8% in real terms in 2004, by 4.5% in 2005 and by 10.5% in 2006.

Table No. 7

Manufacturing by Category

	Annual Real Percentage Change
	2002	2003	2004	2005	2006
Total (excluding diamonds)	-1.9%	-0.3%	6.6%	3.6%	10.5

Food, beverages and tobacco	-1.4	-2.3	1.3	0.4	1.9
Mining of minerals and quarrying of stone and sand	7.9	-2.9	-3.2	2.1	-0.4
Textiles and clothing	-4.9	-8.7	-2.8	0.8	4.5
Leather and leather products	-0.9	3.6	-8.2	0.2	6.8
Wood and wood products	-0.3	-0.9	7.5	1.0	4.0
Paper and paper products	0.3	-3.4	0.1	4.5	1.5
Publishing and printing	-4.1	-2.8	5.0	2.2	4.5
Chemical products and refined petroleum	15.5	5.6	12.6	4.6	29.1
Rubber and plastic products	9.0	6.1	5.8	9.4	4.7
Non-metallic mineral products	-5.6	-5.3	-8.4	4.6	3.9
Basic metal	-9.0	-11.1	7.8	2.3	-0.3
Metal products	-1.4	-1.2	6.3	4.5	12.0
Machinery and equipment	-7.1	-3.7	-7.0	-1.1	5.9
Electric motors	-2.7	1.1	-3.0	0.0	5.9
Electric and electronic equipment	-8.1	4.1	7.2	4.4	11.5
Communication equipment	-14.6	-8.4	21.7	7.3	23.2
Transport equipment	1.4	3.1	16.6	4.2	3.2
Jewelry and goldsmiths	-4.6	-7.0	-3.1	4.5	-12.2
Other	1.1	11.2	-0.6	5.3	-0.5

Source: Bank of Israel.

Table No. 8

Industrial Production Index

(Base: Year 2004)

	Year
	2002	2003	2004	2005	2006
Index Level(1)	93.9	93.6	100.1	103.7	114.6
Annual Real Percentage Change	-1.9	-0.3	6.9	3.6	10.5

(1)	Excludes diamonds.

Source: Central Bureau of Statistics.

Transportation. Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities smaller towns and rural areas. Israel also has a network of over 17,000 kilometers of roads, including highways that link Tel-Aviv with Haifa, Jerusalem and Dimona. Government-owned railways run from Nahariya on the northern coastline to Beer-Sheva in the south, linking some of Israel’s major cities and the southern part of the country.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company LTD (“INRC”), a Government Company (as defined below (see “—Role of the State in the Economy”)) responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety.

The budget for INRC projects in 2007 is approximately NIS2.1 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel Highway” – Israel’s North-South toll highway. The 86-kilometer central sections of this highway were opened to traffic in January 2004, and three additional sections of this highway, totaling 51 kilometers, are currently under construction. A 17-kilometer section, in the north of the State, is scheduled to open in 2009, and two sections, totaling 34 kilometers, are scheduled to open in 2008. Other projects include the Carmel Tunnel (to be completed in 2011), a fast toll lane at the east entrance to Tel-Aviv (to be completed in 2010) and Highway 431 which will serve the south-eastern suburban part of Tel-Aviv (to be completed in 2008) and, unlike existing highways, is implemented as a private-financial-initiative.

The Government considers the development of an advanced railway system a top priority. In 2000, the Government issued a tender to establish a light rail build-operate-transfer (“BOT”) project in Jerusalem. In 2003, the Government issued a tender to set up a light rail BOT project in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence operations in 2013. The first Jerusalem line is expected to commence operation in 2009. In 2004, the Government decided to invest $4.5 billion over five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence operations in 2011, (iii) the line between Tel- Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modii’n is scheduled to commence operations in 2007, and (iv) several new and improved lines, such as Tel-Aviv-Rishon Le-Zion, Haifa-Beit She’an, Kfar Saba-Rananna-Tel-Aviv, and Ashkelon-Beer-Sheva, are scheduled to commence operations in 2010 and 2011.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2006, 20 million tons of freight were unloaded and 15.8 million tons were loaded at Israeli ports. In July 2004, the Knesset decided on a structural reform of the seaports in order to enhance competition and improve efficiency of the ports, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased operations on February 16, 2005 and was replaced by four Government-owned companies. Israel Ports Development and Assets Company Ltd. serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd., the three port-operating companies, received a mandate to operate port facilities that have been leased to them (in Ashdod and Haifa, for terms of 49 years; in Eilat, for a term of four years). Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced operations in May 2005, and the “Hacarmel” terminal in Haifa, which is scheduled to commence operations in 2009. The Israel Ports Development and Assets Company Ltd. is investing approximately NIS3.9 billion in these two projects.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 8.8 million passengers in 2006, compared with 8.5 million passengers in 2005 and 7.7 million in 2004, with flights to and from most major cities in Europe, Asia and North America. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase the capacity for annual passenger arrivals and departures to approximately 16 million passengers. The financing for this expansion was derived exclusively from Airports Authority revenues and private project financing.

Communications. The telecommunications market presently contributes approximately 4% of the Gross National Income, and in 2006, the average ratio of household communications expenditures out of total household consumption expenditure was 7% ($130 per month). Israel’s communications market is characterized by fundamental technological and regulatory structural changes, large investments, and rapid development. The market is currently comprised of four domestic cellular operators, six international telephony service providers, one cable television provider, one satellite television provider and two fixed domestic telephony operators with universal service obligation.

While Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”), remains the main fixed telephony service operator, the cable companies have acquired above 150,000 voice telephony subscribers, mainly in the households segment. In September 2004, the domestic fixed telephony market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these new regulations, three new operators were licensed to provide domestic fixed telephony services.

After being limited to three competing operators before, international telecommunications services have been opened to complete competition since the end of 2004. As of June 2007, Israel has six companies offering international telephony services. In 2005 the total number of Incoming & Outgoing minutes used in international services was 2.5 billion minutes. Israel has four cellular telephone network operators which provide digital technology countrywide coverage and modern, third generation services. As of 2006 there were approximately 8.4 million cellular subscriptions, more than one cellular phone, on average, per capita. Total cellular market revenues in 2005 were approximately $3.13 billion.

Five major Internet service providers and about seventy smaller ones serve more than three million users, including more than 60% of households (58% of households use broadband services) and more than 80% of businesses. Fixed broadband service in Israel (by either Cable Modem or ADSL) has a penetration of 99%. The cable companies and Bezeq are obligated to provide universal deployment of broadband Internet access service.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of 2001, there were three national public TV channels broadcasting in Israel and one national commercial channel. In 2002, a second commercial channel started to operate via cable and satellite and a fourth public Arabic-speaking satellite-delivered channel was launched. In addition, a Russian-speaking channel and an Israeli music channel, which are commercial special-interest TV channels, began broadcasting in 2003. A fifth public TV channel, with broadcasting related to the Knesset, started operating via cable and satellite in 2004.

The cable television market has a single cable television operator, the result of a merger of three regional operators, and a single direct broadcast satellite (“DBS”) operator that began operations in 2000. About 48% of all households subscribe to cable television, and 29% of households subscribe to the DBS service.

Construction. In 2006, investment in residential construction increased by 1.7%, following a 1.3% decrease in 2005 and a 2.6% decrease in 2004. This continuous decline in residential building began in 1998. The real CPI-adjusted prices of owner-occupied apartments decreased by 0.7% in 2006, following consecutive decreases since 1998. These decreases followed a period, from 1993 through 1996, during which the demand for housing in the central regions of Israel had increased substantially, resulting in significant increases in housing prices.

Agriculture. In 2006, agricultural exports totaled $1.031 billion, representing 2.6% of total merchandise exports (excluding diamonds). Agricultural production in 2006 included livestock (comprising 39.4% of total agricultural production), vegetables (23.0%), non-citrus fruits (17.2%), ornamental plants and seeds (8.7%), citrus fruits (4.3%), field products (7.4%) and other agricultural production. In 2006, 2.4% of all Israeli employees were working in agriculture. Investments in agriculture contributed to 2.1% of fixed investment.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for fowl, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be noticed in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the fowl, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity. The scarcity of fresh water is a serious problem for the entire Middle East region. Since 2000, the Government significantly increased investment in the water and electricity sectors. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary sources of fresh water in Israel are the Sea of Galilee, the eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.

Approximately 70% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a state-owned enterprise (see “—Role of the State in the Economy” below). The remaining 30% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2006, Mekorot Water Co. spent NIS804 million on capital investments related to water distribution, an increase from NIS672 million spent during 2005 and NIS577 million spent during 2004.

Approximately 57% of Israel’s total water use and 40% of Israel’s fresh water use is attributable to agriculture. As almost all of Israel’s existing fresh water resources are already being consumed, Israel is investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Currently, desalination plants are being built by both local and foreign private sector companies through build-operate-own (“B.O.O.”) and B.O.T. projects. When all the plants are operational, the Government expects to purchase approximately 230 million cubic meters of desalinated seawater per year from the plants at an estimated cost of NIS620 million per year. During 2007, the Government plans to purchase a total of approximately 130 million cubic meters of desalinated seawater from the desalination plant in Ashkelon, which commenced operations in August 2005, and the desalination plant in Palmachim, which commenced operations in May 2007. In addition, further development of agriculture involves intensifying the yield from land that is already irrigated and the reuse of treated wastewater. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems, that permit efficient irrigation.

Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2006 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. The purpose of these steps is to promote professional and efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructures. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of June 2007, nine regional companies are already in operation.

Almost all electric power in Israel is provided by the Israel Electric Corporation Ltd. (“IEC”), a Government Company (as defined below) that generates virtually all its own power (see “—Role of the State in the Economy” below). In 1996, IEC’s exclusive concession from the Government expired, and the Electricity Industry Act was enacted. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public by achieving reliability, availability, quality, efficiency and cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. IEC currently holds licenses to produce electricity at each of its 67 generation units. These licenses are valid until July 2007, and may be extended through October 2007 at the discretion of the Ministers of Finance and National Infrastructures. A public utility commission has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has begun to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. This plan was reflected in changes in the Electricity Industry Act in 2003 and in 2007, which formulated rules for the licensing of additional electrical distribution companies. The Government’s goal is to achieve a decentralized industry divided into the following segments: generation, where the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established to supervise, control and operate the natural gas transportation system. In March 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Currently, this power station has the ability to produce approximately 10% of Israel’s total energy capacity.

In April 2004, INGL, IEC and the State signed an agreement for the financing, construction and operation of a natural gas transportation system that would be state-owned. Under the agreement, IEC will build the 100 kilometer underwater gas pipeline route, and INGL will construct the continental route. The underwater pipeline construction is expected to be completed in 2007. INGL has begun building the continental segment between Ashdod and Ashkelon. This segment is scheduled to be completed by July 2007. In 2005, the Government decided to build two more continental segments: one between Kiryat-Gat and Sdom, scheduled to be completed in 2008, and the other between Haifa and Alon-Tavor.

Table No. 9

Imports and Production of Crude Oil, Coal and Natural Gas

(in thousands of tons oil equivalent)

	Year
	2001	2002	2003	2004	2005
Imports
Crude oil	9,985	9,371	10,723	9,497	10,421
Coal	7,029	7,837	7,486	7,789	7,718

Production
Crude oil	4.0	4.7	3.1	1.9	1.6
Natural gas	8.6	7.8	7.1	1,088	1,497

Sources: Central Bureau of Statistics, Ministry of Infrastructure.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include: Jerusalem, various significant religious sites, the Eilat area, the Dead Sea and its environs and the Mediterranean coast. Receipts from foreign tourism (excluding expenditures of foreign workers in Israel) in 2005 and 2006 amounted to $1.9 billion each year (1.4% of GDP), reflecting an improvement from receipts of $1.5 billion (1.2% of GDP) in 2004. However, these figures are still low compared with $3.1 billion in 2000 (2.6% of GDP), a record year.

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel by air. Between 2000 and 2001, the total number of tourists entering by air decreased by 45.8%. In 2002, the number of tourists further decreased by 26.6%, followed by an additional reduction in tourism in the first quarter of 2003 due to the war in Iraq. Since the second half of 2003, tourism has recovered in light of the increasingly improving security situation, the favorable effects of the end of major combat activities in Iraq and the global economic recovery. In the first half of 2006 tourist arrivals continued to grow rapidly, following the fast increase of 2005 (23.5% over 2004), but the Second Lebanon War led to a sharp decline in tourism which affected the year’s total. The number of tourists arriving by air in 2006 was 1.6 million, a decrease of 5.1% relative to 2005 and 26% lower than the level during the 12-month period preceding the start of the security unrest in late September 2000. Figures for the last quarter of 2006 and the first quarter of 2007 indicate that tourist arrivals are returning to the pre-war, positive trend.

Table No. 10

Tourist Arrivals by Area of Origin and Receipts

(arrivals in thousands and receipts in millions of dollars)

	Year
	2002	2003	2004	2005	2006
Total arrivals	861.9	1,063.4	1,505.5	1,902.8	1,825.9

Asia	86.7	86.9	117.8	146.7	141.4
Africa	32.5	32.4	43.4	45.8	62.6
Europe	459.9	572.7	828.7	1,074.2	984.1
Americas
United States	206.1	271.9	379.1	457.5	494.0
Other	54.8	75.7	107.4	145.0	65.2
Oceania	9.6	11.5	17.2	22.5	20.9
Other	12.3	12.1	12.1	11.0	8.1

Total receipts of travel services	$2,044.1	$2,059.9	$2,380.4	$2,853.3	$2,791,9

Of which:
Expenditures of foreign workers in Israel	$1,125.4	$996.5	$904.9	$947.3	$908.6

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to: foster the development of technology-related industries; create employment opportunities for Israel’s scientific and technological labor force; and improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2005, approximately 4.7% of GDP was invested in civilian research and development. Government support of civilian research and development, including general university funds financed by the Government, totaled NIS4.2 billion in the 2005 budget, NIS4.2 billion in the 2004 budget and NIS4.8 billion in the 2003 budget.

Israel participates in 29 different international and bi-national industrial research and development joint ventures, of which three are with the United States, three with the European Union, two each with Canada and India and one each with Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, Hong Kong, United Kingdom, Greece, Taiwan, Singapore, Spain, Portugal, South Korea, Sweden, Finland and the Netherlands. The 2006 annual budget for the activity of these joint ventures is approximately NIS180 million.

Wages and Prices

In the early and mid-1980s, Israel’s economy experienced high rates of inflation, reaching a peak of 445% in 1984. In response to this crisis, in 1985 the Government implemented the Economic Stabilization Program, which succeeded in reducing the rate of inflation to 19.6% in 1986, and in maintaining the rate of inflation at an annual average of 17.8% during the period from 1987 through 1991. The price controls that were introduced as part of the Economic Stabilization Program were largely eliminated by mid-1988.

The inflation rate, measured by the CPI, averaged 9.5% during the period from 1992 to 1999, with fluctuations between 9.0% and 12.3% on an annual average basis. Inflation since 1999 has been close to zero. The inflation rate in 2002 (an annual average of 5.7%) was an exception and reflected a one-time increase in prices due to currency depreciation after several years of high interest rates that had delayed the exchange-rate adjustment. The average annual inflation rate was 0.7% in 2003, -0.4% in 2004, 1.3% in 2005 and 2.1% in 2006.

Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation (see “Public Finance—The Budget Process and Deficit Reduction” below). The Bank of Israel has adopted a restrictive monetary policy in recent years. As a result, since 1999, inflation has been below government targets most years.

Since November 1993, the Bank of Israel has adjusted its key interest rate on lending to banks on a monthly basis. Beginning in June 2003, the Bank of Israel lowered the key interest rate at an accelerated rate, reaching 5.2% by the end of 2003. In 2004, the key interest rate was lowered to 3.9% and by September 2005, the interest rate reached 3.5%. Subsequently, the Bank of Israel increased the interest rate gradually up to 4.5% in December 2005, and to 5.0% in April 2006. A cautionary reaction to the deterioration in security led the Bank of Israel to increase the rate to 5.5% in August 2006. Since November 2006 the interest rate has been gradually decreased and was set at 3.5% in June 2007.

Real interest rates, derived from the Bank of Israel’s key interest rate, have fallen from more than 6% in mid-2003 to about 2.9% in March 2007. The public’s inflation expectations are calculated as the difference between nominal yields (on unindexed Government bonds) and real yields to maturity (on CPI-indexed Government bonds). During 2006, the public’s inflation expectations for one year and two years ahead, as derived from the capital market, were near the lower end of the inflation target range of 1-3%.

Table No. 11

Selected Price Indices

(percentage change, annual average)

Period	CPI	CPI (excluding housing, fruits and vegetables)	Wholesale Price of Manufacturing Output
2002	5.7	4.1	3.9
2003	0.7	2.4	4.3
2004	-0.4	0.5	5.4
2005	1.3	1.7	6.2
2006	2.1	2.2	5.7

Source: Central Bureau of Statistics.

The wage system in Israel is subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and private sectors. The current 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to changes in the CPI. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and an increase in the use of individual employment contracts. In 2003, the Ministry of Finance reached an agreement with the labor unions on cutbacks in public sector employment and a temporary wage reduction prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. The temporary wage reduction under this agreement expired in July 2005. The Ministry of Finance is expected to conduct negotiations with labor unions regarding future wage conditions over the course of 2007 and 2008.

Real wage per employee post (nominal wage deflated by the CPI) in the business sector significantly decreased in 2002 by 6.6%. In the public services sector, real wages decreased by 4.9%, as a result of a decrease in demand for labor and a rise in prices. In 2003, the real wage per employee post declined by 3.0% (2.5% in the business sector and 4.2% in the public services sector). In the public services sector, the nominal wage per person employed declined in 2003 by 3.5%, mainly due to public sector wage reductions that were part of the comprehensive economic plan adopted in May 2003.

In 2004, the real (CPI-adjusted) wage per employee rose by 2.5%. The increase was 1.5% in the business sector and 4.6% in the public service sector. This increase was the result of a general economic recovery and a one-time change in timing of wage supplements in the public services sector. In 2005, real wages rose by 1.0% (1.5% in the business sector and 0.0% in the public services sector). In 2006, real wages rose by 1.6% (1.7% in the business sector and 1.2% in the public services sector).

Employment and Labor

One of Israel’s most important resources is its experienced and highly educated work force. In 2005, approximately 41.3% of the Israeli population over age 15 had 13 or more years of schooling. With this highly-educated population, Israel has developed an export-oriented, technology-based industrialized economy. In 2005, 29% of the Israeli work force consisted of scientific, academic, professional, technical and related workers, while 24% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers or technical staff.

The wave of immigrants since 1990 led to significant growth in the Israeli labor force. In 2006, Israel’s civilian labor force averaged a total of 2.8 million people compared to 1.9 million in 1992.

The recession that began in late 2000 caused the unemployment rate to increase from 8.8% in 2000 to 10.3% in 2002. Despite the economic recovery that began in 2003, the unemployment rate continued to climb in 2003 to a rate of 10.7%. The unemployment rate decreased to 10.4% in 2004, 9.0% in 2005 and 8.4% in 2006 (7.7% in the last quarter of 2006). The number of Israeli employees, and, the rate of civilian labor force as a percentage of the population over the age of 15 (the “labor participation rate”) rose in 2006. In Israel, the labor participation rate is negatively affected by the relatively large number of soldiers. The average labor participation rate increased from 54.1% in 2002 to 55.6% in 2006. Compared with the last quarter of 2004, the number of employed Israelis increased by 74,400 in the last quarter of 2006. The increase in the participation rate and the number of Israelis employed is attributed, among other factors, to the successful implementation of government policy of cutting transfer payments and reducing the number of foreign workers. In 2006, business sector employment increased by 65,000 (compared with an increase of 63,000 in 2005) and employment in public services increased by 15,000, compared with a decrease of 30,000 in 2005 and a decrease of 3,000 in 2004 (year-on-year averages).

Table No. 12

Structure of Employment in Israel

	Year
	2002	2003	2004	2005	2006
Total workers(1) (in thousands)	2,284.4	2,330.3	2,400.8	2,493.6	2,573.6

	Employed Persons, As Percent Of Labor Force
By Sector
Business sector	68.8%	68.9%	69.9%	69.9%	70.2%

General government	31.2%	31.1%	30.1%	30.1%	29.8%

By Industry
Manufacturing	16.5	16.2	16.1	15.7	15.7
Agriculture	2.0	1.9	2.0	2.0	2.0
Water and electricity	0.8	0.8	0.8	0.9	0.7
Construction	5.2	5.6	5.4	5.1	5.2
Trade	13.6	13.6	13.5	13.5	13.1
Catering	4.1	4.0	4.3	4.6	4.7
Banking and financial services	3.3	3.3	3.3	3.3	3.4
Business services	12.1	12.9	13.3	13.4	13.8
Public administration	5.9	5.2	4.6	4.7	4.5
Education	12.6	12.7	12.6	12.6	12.7
Health, welfare and social work	10.2	10.7	10.6	10.7	10.2
Transport	6.4	6.4	6.4	6.5	6.7
Personal and other services	1.5	1.4	1.6	1.6	1.8
Other	4.8	4.8	4.6	4.7	5.0
Extra—territorial organizations and bodies	0.1	0.1	0.1	0.1	0.1
Not known	0.8	0.5	0.7	0.7	0.8

(1)	Israeli workers only; as of 2003, according to the Standard Industrial Classification of All Economic Activities 1993—Second Edition, 2003.

Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance calculations.

The unemployment rate among immigrants in 2005 was 8.5%, even less than that of the native-born population (9.0%). Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Immigrant participation rate in the labor force stood at 58.2% in 2005 compared to 55.2% for the working age population as a whole.

Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which have matched well with the educational and professional background of many of the immigrants.

Table No. 13

Principal Labor Market Indicators

(annual average)

	Year
	2002	2003	2004	2005	2006
Permanent average population (thousands)	6,570	6,690	6,809	6,931	7,053
Population aged 15+ (thousands)	4,706	4,792	4,876	4,963	5,053
Civilian labor force (thousands)(1)	2,547	2,610	2,679	2,740	2,810
Labor-force participation rate(2)	54.1%	54.5%	55.0%	55.2%	55.6%
Unemployment rate	10.3%	10.7%	10.4%	9.0%	8.4%

(1)	The sum of the number of civilian workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and a social organization. The Histadrut also has a major influence on labor and social legislation in the Knesset.

Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining (mainly due to the termination of the link between membership in the Histadrut and the General Health Insurance Organization, which is the largest provider of health services), a considerable part of the Israeli labor market is unionized. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupation or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process, ownership of industry in Israel was divided between the Government, the Histadrut and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent years, the Government has made significant progress towards the privatization of state-owned enterprises. As part of this process, the Government has implemented structural reforms aimed to enhance competition in some essential monopolistic sectors such as the communication sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition to additional sectors and industries, such as the electricity sector and capital markets.

As of June 2007, there are 99 state-owned enterprises, 40 of which are business-oriented enterprises. The remaining state-owned enterprises include funds established as vehicles for employee savings or educational institutes.

State-owned enterprises are divided, by law, into two main categories: Government Companies (including their subsidiaries) and Mixed Companies. In addition to state-owned enterprises, the Government is also involved in some sectors through statutory authorities.

Government Companies (a category that excludes state-owned banks acquired pursuant to the Bank Shares Arrangement, see “—Privatization” below) are those where the Government owns more than 50% of the voting shares and which are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”), as well as the directives of the Government Companies Authority (see “—Privatization” below). The GCL regulates the management and operation of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain limited provisions of the GCL, including the Government’s appointment and qualification of certain directors.

Government Companies play a significant role in the Israeli economy. Although they employed only 1.8% of the Israeli work force, in 2005 Government Companies accounted for 8% of total exports and 8% of investment in fixed assets. These companies include several public service monopolies and a number of companies that either engage in activities considered crucial to Israeli national security or provide important services to the Government.

To increase competition in the markets in which these companies participate and thus prepare them for privatization, the Government has initiated a number of regulatory arrangements with the major Government Companies. Nevertheless, the pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization. An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition is the Government’s move towards privatizing its business holdings. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer of activities that were previously performed by the Government or statutory authorities to private entities. From 1986 through June 2007, 91 companies changed their status as Government Companies and the Government’s proceeds from privatization from 1986 through April 2007 were approximately $14.2 billion. In 2006, proceeds from privatization totaled NIS4.7 billion.

Privatization of all state-owned enterprises, other than banks, is conducted by the Government Companies Authority. The responsibility for privatization of banks is vested with the Ministry of Finance, through M.I. Holdings Ltd., a wholly-owned Government Company. M.I. Holdings Ltd. advises the Minister of Finance regarding bank privatizations and manages the process in accordance with the Minister’s instructions. The Ministerial Privatization Committee (the “Privatization Committee”), consisting of the Minister of Finance, as chairman, the Minister of Justice and three other ministers, has the power to initiate the privatization of any Government Company or Mixed Company without the consent of the minister directly responsible for such Government Company or Mixed Company, and to authorize preparatory measures necessary to effect such privatization. The Government Companies Authority also has general authority relating to the supervision of Government Companies, including the right to convene board meetings, to set reporting and supervision instructions and to issue directives to Government Companies in connection with decisions of the Privatization Committee.

In 1983, as a result of the collapse in the share prices of several large banking institutions on the TASE, the Government entered into an arrangement (the “Bank Shares Arrangement”) with the shareholders of several banking institutions, whereby the State purchased shares from the banks’ shareholders at the time of the crisis. As a result, the State gained a controlling stake in five of the six largest Israeli banks (although the State did not exercise any management control over these banks). The Government’s current privatization program is intended to result in the sale of the Government’s controlling interest in these banks. Implementation of this program is ongoing as the Government continues to reduce its bank holdings through a variety of public and private transactions.

Between 1993 and 2001, the Government sold 27.7% of the total outstanding shares of Israel Discount Bank Ltd. In February 2005, the Government sold control of the bank, 26% of the bank’s issued share capital for a total of NIS1.3 billion. This sale was completed in January 2006, following the approval of the Bank of Israel. With the controlling share of the bank, the buyer bought the option to purchase an additional stock package totaling 25% of the issued share capital of the bank. In May 2006, the Government sold an additional 6.09% of the bank’s shares. As of June 2007, the State still holds 25.0% of the shares in Israel Discount Bank Ltd. If the option is exercised, the holdings of the State in the bank will decrease to zero.

Between 1997 and 2000, the State sold 72.4% of the total outstanding shares of Bank Hapoalim Ltd. in private sales for a total of $2.3 billion. In July 2005, the State sold its remaining holdings of Bank Hapoalim Ltd. which comprised 0.01% of the bank’s outstanding shares.

Between 1993 and 1999, the State sold 97.2% of the total outstanding shares of United Mizrahi Bank Ltd. in both public and private sales, for a total of $525.5 million. In July 2005, the State sold its remaining holdings of United Mizrahi Bank Ltd. which comprised 0.5% of the bank’s outstanding shares.

Between January 2000 and July 2005 the State sold 24.85% of the total outstanding shares of Bank Leumi Ltd. In November 2005, the State sold a share package of 9.99% coupled with an option to purchase an additional 10.01% of the issued and outstanding shares of the Bank. This option was not exercised due to the buyer’s failure to obtain Bank of Israel’s authorization for the transfer of the controlling means in the bank. In May 2006, the State sold 2.85% of the bank’s shares to the employees of the bank. As of June 2007, the State owns 11.9% of Bank Leumi Ltd.

Table No. 14

Selected State-Owned Companies

(at, or for the period ended, December 31, 2006)(1)

(in millions of dollars, except percentages)

	Percentage Direct and Indirect Ownership of Government	Total Assets	Long-Term Liabilities	Total Revenues
Bezeq, the Israel Telecommunications Corp. Ltd.(2)	16.4%	$4,153	$1,147	$2,895
Israel Electric Corporation Ltd.	99.8	16,000	11,139	4,163
Bazan Oil Refineries Ltd.(3)	100.0	2,485	915	6,745
El Al Israel Airlines Ltd.(4)	21.0	1,535	717	1,665
Israel Aircraft Industries Ltd.(5)	100.0	3,050	484	2,813
Rafael-Armament Development Authority Ltd.	100.0	986	231	1,053

(1)	Based on consolidated, NIS reported financial statements as of December 31, 2006, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2006 ($1=NIS4.225).
(2)	In case of a full exercise of all the options, the State’s holdings will comprise 1% of the shares. Since November 2003, Bezeq is a mixed company.
(3)	In February 2007, the State of Israel sold all (100%) of its holdings in Bazan Oil Refineries Ltd.
(4)	In June 2004 El Al became a Mixed Company and in June 2007 it was fully privatized.
(5)	Preliminary Data as of March 2007.

Sources: Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the state-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations.

Bezeq is a state-owned (Mixed Company) that specializes in telecommunications. Its operations are subject to regulatory arrangements by the Government, such as tariff and structural supervision. Arrangements implemented since 1994 are designed to increase competition in the communications sector. International telephony services are provided by six companies (of which one is a wholly-owned subsidiary of Bezeq). Cellular services are provided by four companies (of which one is wholly-owned by Bezeq). In June 1999, Bezeq’s exclusive right to supply fixed telecom services was terminated. Since the end of 2000, initial steps have been taken to introduce competition into the supply of fixed telecom and other internal communication services, including competition from other communication companies involved in the cellular and cable services. Between July 1997 and February 1998, the State sold a 21.4% interest in Bezeq in a sale to Merrill Lynch & Co. and in a public offering in Israel, which together raised a total of $508.7 million and reduced the State’s ownership level to 54.6% (fully diluted). In 2003 the State reduced its holdings in Bezeq in two dispositions, representing 3.6% and 5.8%, and resulting in income to the Government of more than NIS1 billion. As of November 2003, the State held 49.1% of Bezeq’s shares. As a result of these sales, Bezeq (with its subsidiaries) became a Mixed Company. In June 2004, the State sold 2.7% of Bezeq’s issued share capital on the TASE, which raised a total of $76.2 million, and after which the State’s holdings in Bezeq declined to 46.4%.

In October 2005, the State sold the controlling shares in Bezeq, through the sale of 30% of the total outstanding shares of the company coupled with a four-year option to buy another package of 10.66%, for a total of $972 million. Additionally, in November 2005, Bezeq’s employees were granted an option to purchase 4.71% of Bezeq’s shares. If all outstanding options are exercised by the new owners of Bezeq’s shares and by the employees, the State’s ownership in Bezeq will be reduced to 1.01% on a fully-diluted basis.

Israel Electric Corporation Ltd. (IEC) is a legal monopoly responsible for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Industry Act was enacted, and an authority for the supervision of public electric utility services was established. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public, by achieving reliability, availability, quality, efficiency and cost minimization within a competitive market. The Act, as amended, provides for an eleven-year transition period, during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. On January 1, 1998, IEC received licenses, valid until March 3, 2006, to produce electricity at each of its 67 generation units. These licenses were extended until July 2007.

In August 1999, the Government decided to implement structural changes in the electricity sector in order to open the electricity sector to competition as is common in other developed countries. For this purpose, the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.

In recent years, the Government has began to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for electricity generation. The Government’s goal is to achieve a decentralized competitive industry, divided into the following segments: generation, which the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the Committee and amended the Electricity Industry Act accordingly. On May 29, 2003 the Knesset approved changes in the Electricity Industry Act that are designed to achieve a decentralized competitive structure of the electricity sector. The purpose of extending the IEC licenses was, among other things, to enable the Government and the employees to complete negotiations regarding the structural reforms and the resulting employee rights.

In February 2007, an amendment to the Electrical Industry Act was passed, providing for a change in the structure of the IEC. Pursuant to the amended law, starting in 2008, IEC’s operations will gradually split into several generation, distribution and transmission subsidiaries and into a number of retail and other services companies. In addition, a Government Company will be formed and be in charge of the system’s management and will coordinate between the various companies, e.g., such Government Company shall balance supply and demand, supervise competition and plan future development. Regulatory requirements applicable to the power generation and to the retail segments will be lifted gradually with a view to achieving competitive market conditions. By 2013, the Government intends to privatize 49% of the generation and retail subsidiaries.

The Ports Authority, which had centralized operations, assets and control of all of Israel’s ports, was traditionally one of the strongest and most significant monopolies in Israel. On July 22, 2004, the Knesset passed a law to abolish the Ports Authority and to divide the Ports Authority’s activities and framework among three newly-formed Government Companies each of which would operate either the Haifa, Ashdod or Eilat port. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. In February 2005, the Port Authority was abolished and the four successor companies commenced operations. As part of the privatization process, the three ports companies are expected to be competitive, and portions of these companies are to be sold to the public.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company. In 2003 the company commenced a five year, $4.5 billion investment plan that is expected to have a positive impact on the Israeli transportation system and the Israeli economy generally.

Bazan Oil Refineries Ltd. (“Bazan”) is the only oil refinery company in Israel. Bazan operates in the framework of Government reforms that have linked fuel prices in Israel to fuel prices in the international market. Bazan is permitted to sell its products only to wholesalers and certain key customers. In May 1971, the Government, who had held 100% of the company, sold 26% of its interest to The Israel Corporation Ltd., a public company, through a private placement. In December 2004, the Government decided to separate and privatize the refinery facilities.

The Government, as a preliminary step prior to the planned privatization of Bazan, purchased back the minority shares of 26% from The Israel Corporation Ltd. in the first quarter of 2006 for $137 million. In September 2006, the State of Israel, along with Bazan, sold their holdings in Oil Refinery Ashdod Ltd. in a private placement for $756.6 million. In February 2007, 44% of the shares of Bazan were sold in a private placement, followed by a sale of the remaining 56% through an IPO. The proceeds from these two sales totaled $1.538 billion.

El Al Israel Airlines Ltd. used to be the Israeli national air carrier. El Al operates in a competitive market with foreign airlines under the Government’s “open sky” policy. In 1995, El Al emerged from a reorganization program that it had operated under since 1982 due to labor difficulties at that time. In July 2002, after canceling a prior privatization plan, the Privatization Committee decided to privatize the State’s holdings in El Al in stages. In June 2003, the Government began the El Al privatization process by offering 15% of El Al’s shares on the TASE. The shares were bundled with two sets of options for the remaining 85% of the shares. The first set of options was exercisable within the year. The second set of options were exercisable between 18 months and four years from the offering date. In addition, El Al employees were offered the opportunity to purchase shares and options for approximately 9% of El Al. The total amount raised through the initial offering (which did not include the exercising of options) was NIS64 million, of which El Al received NIS22.1 million and the Government received the remainder. As of June 2007, all of the options had been exercised. As a result, El Al is now a private company.

Zim Israel Navigation Company Ltd. is the largest shipping company in Israel and most of its operations are in international shipping markets. In 1970, the Government sold control of Zim to The Israel Corporation Ltd., a public company. Prior to February 2003 Zim was a Mixed Company, with the State and The Israel Corporation Ltd. holding 48.6% and 48.9% of the company’s share capital, respectively. In February 2003 the State sold the balance of its holdings to The Israel Corporation Ltd. for $113 million.

Israel Aircraft Industries Ltd., Israel Military Industries Ltd. and Rafael-Armament Development Authority Ltd. (“Rafael”) are three defense-related Government Companies. Currently, the State holds 100% of each of these companies’ share capital. Over the past several years, these three companies have been restructuring and streamlining their operations, primarily in preparation for privatization. Rafael was formerly an authority under the Ministry of Defense; in January 2002, it was converted into a Government Company. Israel Aircraft Industries Ltd. has reduced the number of its employees and is consolidating some of its operations. Israel Military Industries Ltd., which is experiencing financial difficulties, was partially privatized through the sale of several factories. One subsidiary of Israel Military Industries Ltd., Ashot Ashkelon Ltd., has begun the privatizing process and Israel Military Industries Ltd. has been preparing for privatization, starting with implementing a reorganization program that calls for internal separation of the various units within the company.

Mekorot Water Company Ltd. (“Mekorot”) is the state-owned water company. It supplies approximately 65% of the water Israel consumes. Approximately 27% of Mekorot’s income from supplying water is subsidized by the Government through payments intended to compensate Mekorot for the below-market fees charged mainly from agricultural and other consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1998 and securing Mekorot a normative return on equity, thereby enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government, and reorganizing Mekorot and the Government water factories. In 2002, the Government and Mekorot agreed to continue to operate under a similar arrangement, which has been extended since.

As part of the structural reorganization plan, in July 2003, two new Government Companies were established: Mekorot National Carrier Ltd. and Mekorot Initiatives and Development Ltd. These companies, as well as Mekorot Water Company Ltd. are now subsidiaries of the new parent company, Mekorot Holdings Ltd.

Mekorot Water Ltd. serves as the National Water Authority under the Water Law (and would be responsible for operation of the water system, including production and establishment and renewal of water enterprises). Mekorot National Carrier has the leasehold on the properties of the National Carrier (and would be responsible for the maintenance and development of real property and other assets). Mekorot Initiatives and Development Ltd. manages and operates various water-related projects (including cooperation with private entrepreneurs on new water and sewage infrastructures, wastewater purification and other activities in the competitive segment).

Petroleum and Energy Infrastructures Ltd. (“PENIN”) provides infrastructure services for the petroleum industry, and acts as the sole provider of storage and transportation services for refined oil. PENIN’s subsidiaries plan, build, operate and maintain systems and facilities for the transportation and distribution of petroleum products. The State controls the rates of PENIN’s products and services. Through January 2001, PENIN operated under a concession from the Government. In January 2001, an agreement in principle was signed between the State and PENIN to govern PENIN’s activities after the end of the concession. Implementation of this agreement is currently under negotiation.

INRC was established in September 2003 as a state-owned company, replacing the Support Unit of the Ministry of Transport (MAA’TZ), which ceased operations. The company assumed responsibility for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. INRC operates as the Government inter-urban sole planner and developer managing a perennial development plan with an estimated budget of NIS19 billion.

The state-owned Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 so as to replace the Israel Postal Authority. These steps were made in order to enhance efficiency in the postal services in Israel and provide a base for enhancing competition in the postal and banking service sectors.

In July 1996 the Knesset decided to transfer the supervisory authority over the Israel Railway from the Ports and Railway Authority to a designated Government Company established specifically for this purpose. Israel Railways Ltd. was formed in January 1998 as a Government company and commenced activities in July 2003. As part of its plan to develop the railway system, the company invested NIS1.8 billion during 2006.

Government Subsidies. Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation and agricultural investments and production. Government subsidies for public transportation totaled NIS2.3 billion during 2006. Government subsidies for water totaled approximately NIS271 million and government subsidies for agricultural investments and production totaled NIS577 million during 2006.

Economic Incentives. The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions were identified: Region A, generally the most remote regions of the country; Region B, generally the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 24% for investments up to NIS140 million and 20% for investments above this limit, compared to 10% for Region B for all levels of investments, and 0% for Region C for all levels of investments. The Negev area has a unique grants program, where the rate of grants can reach up to 32% for investments up to NIS140 million and up to 30% for investments above this limit. In 2005, the Government started implementing a three-year experimental program targeted to encourage employment in regions A and B. Under this program, industrial factories that increase the number of employees will be eligible for grants up to 15% of salary costs.

In the 2007 budget, the Government commitment for grants to the manufacturing sector totaled NIS198 million, compared to NIS164 million in 2006.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 267 kibbutzim in Israel with approximately 117,700 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 442 moshavim with approximately 233,300 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim, and restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt, subject to the 1992 legislation as of December 31, 2006, is NIS14.35 billion. Implementation of the 1992 legislation remains ongoing, and as of December 31, 2006, the 1992 legislation had been implemented with respect to approximately 94% of the individual moshavim members and 95% of the moshavim union obligors on the moshavim debt.

Pursuant to agreements signed between the kibbutzim, their bank creditors and the Government between 1989 and 1999, in order to establish a rescue and recovery program for the kibbutzim, an aggregate of NIS14.8 billion (as calculated for December 31, 2006) was written off by the banks, of which NIS6.2 billion was paid to the banks by the Government. An additional NIS13.3 billion of the kibbutzim’s outstanding loans from the banks were restructured and funded entirely by below-market loans from the Government to the kibbutzim’s creditors.

The Environment

Since the establishment of the Ministry of the Environmental Protection (“MOEP”) in 1989, many laws and regulations relating to the protection of the environment have been promulgated. The MOEP seeks: to incorporate environmental considerations into decision-making and planning processes; to promote sustainable development; to implement programs for pollution control, monitoring and research; to develop and update legislation and standards, to ensure effective enforcement and supervision; to improve environmental education and awareness; and to advance regional and global cooperation on the environment. The country’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, that provide a framework for controlling the use of resources and promoting sustainable development.

Israel has ratified nearly all of the major international conventions on environmental matters and has ensured that its national legislation conforms with these conventions. Israel is a party to international conventions on such subjects as climate change, transboundary movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species, and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from industrialized countries with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. By June 2007, 17 projects have been approved by the DNA, and the carbon credit market from the CDM project in Israel is currently estimated at €25 million per year, which will be used to advance environmental projects in Israel.

Several other environmental laws and regulations were promulgated in Israel in recent years, ranging from regulations on the collection of beverage containers for recycling (2001) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge they generate for agricultural use or soil conditioning (2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making processes and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were promulgated to implement the Montreal Protocol, by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which recognizes the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicular sources, purchase taxes on hybrid cars were reduced from 90% in 2004 to 30% in 2005, the sulfur content of fuels was significantly reduced, new diesel vehicles are required to comply with stringent Euro4 standards and cars are now required to go through stricter annual air pollution checks.

The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation, including radiation from cellular base stations and electricity network installations was enacted in January 2006. A landfill levy, which seeks to internalize the external costs of landfilling, was approved by the Knesset in February 2007 and a Tire Disposal and Recycling Law was enacted in January 2007. Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken several steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the country. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead and initiatives such as green taxes and environmental fair disclosure have been promoted in recent years.

The Government has taken several steps to decrease pollution produced by public utility providers. A November 2002 Government decision called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the public utility commission (see “The Economy—Water and Electricity” above) has established tariffs for the production of energy from renewable sources, based on the estimated costs of pollution prevention per ton of emissions. The introduction of natural gas to the electricity sector (see “The Economy—Energy” above) is expected to have major consequences on pollution abatement from the electricity sector.

In November 2004, the Government approved an action plan to reduce pollution from the industrial zone of Ramat Hovav, which includes some of Israel’s major chemical industries. The plan includes actions to advance wastewater treatment, remediate the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in the Ramat Hovav industrial park have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision. In 2006, the Government approved the allocation of NIS230 million for the remediation of hazardous waste treatment at the site.

BALANCE OF PAYMENTS AND FOREIGN TRADE

General

As a small country with a relatively limited domestic market, Israel is highly dependent on foreign trade. International trade (exports plus imports) of goods and services amounted to 88.3% of GDP (at current prices) in 2006.

Following a goods and services trade deficit of $3.5 billion in 2002 and $1.0 billion in 2003, the goods and services trade balance in 2004 was a surplus of $0.7 billion, which balanced ($0.0 billion) in 2005 and increased to a surplus of $0.9 billion in 2006. This improvement in the trade balance was the result of a significant increase in exports of goods and services, and a moderate increase in imports of goods and services.

Economic and military assistance furnished by the United States, German reparations and personal and institutional remittances increased by 23.8% in 2006 to $7.4 billion, following decreases of 4.9% in 2005 and 2.1% in 2004.

Official reserve assets increased during 2006 by 3.8% to $29.4 billion, compared to $28.3 billion in 2005 and compared to $6.9 billion at the end of 1994.

As of December 31, 2006, Israel’s net external debt was negative $31.7 billion (negative 23.4% of GDP), as compared to positive $11.1 billion (8.6% of GDP) at the end of 1995.

Balance of Payments

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), the balance of income payments and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad and assets and liabilities of commercial banks.

In the second half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than the increase in imports. In 2002, the current account deficit was 0.6% of GDP. Israel’s current account deficit of the balance of payments transitioned into a small surplus in 2003, which grew in 2004, 2005 and 2006. In 2003 and 2004, the current account surplus was $1.4 billion and $2.9 billion, respectively. In 2005, the current account surplus was $4.3 billion and in 2006 it grew to $6.8 billion. The surplus in the last four years attests to the high external stability both by international standards and relative to the deficits of the mid-1990s.

Table No. 15

Balance of Payments

(In millions of dollars)(1)

	Year
	2002	2003	2004	2005	2006
Current account balance	($976)	$1,371	$2,926	$4,295	$6,841

Balance of trade and income payments(2)	(7,761)	(5,039)	(3,351)	(1,677)	(553)
Exports(2)	41,788	46,321	55,629	63,136	69,217
Imports(2)	(49,549)	(51,360)	(58,980)	(64,813)	(69,770)

Transfer payments (net)	6,785	6,411	6,277	5,972	7,394
Government sector	4,420	4,115	3,519	3,221	4,385
Other sectors	2,366	2,296	2,759	2,751	3,009
Of which: personal restitutions from Germany	760	770	946	750	736

Capital and financial account balance	(1,867)	(1,851)	(3,666)	(7,999)	(6,730)

Capital transfers	207	535	667	727	893
By the public sector	(120)	191	173	163	197
By the private sector	328	344	494	564	696

Financial account	(2,074)	(2,386)	(4,333)	(8,726)	(7,623)

Direct investments	734	1,803	(2,460)	1,431	517
Abroad	(982)	(2,065)	(4,544)	(3,323)	(13,633)
In Israel	1,715	3,868	2,084	4,754	14,150

Portfolio investment	(2,496)	(1,344)	4,495	(3,653)	(204)
Assets	(3,219)	(3,155)	(2,376)	(8,208)	(8,792)
Equity securities	(711)	(1,088)	(810)	(3,631)	(5,144)
Debt securities	(2,509)	(2,067)	(1,567)	(4,577)	(3,647)
Liabilities	723	1,812	6,871	4,555	8,587

Other investments	(1,087)	(1,775)	(6,042)	(4,592)	(7,547)
Assets	(1,133)	(1,543)	(6,212)	(5,075)	(9,326)
Government	110	140	84	1,295	315
Private sector	(1,583)	(275)	(2,568)	(1,662)	(3,066)
Banks	340	(1,255)	(3,658)	(4,718)	(6,587)
Liabilities	45	(232)	171	483	1,779
Government—long-term	(10)	(68)	(218)	(273)	(590)
Government—short-term	25	—	(25)	—	—
Private sector—long-term	25	139	749	233	1,109
Private sector—short-term	(112)	255	785	655	40
Banks	117	(558)	(1,120)	(132)	1,219

Reserve assets (net)	776	(1,068)	(301)	(1,940)	(369)

Financial derivatives (net)	(11)	(4)	(26)	29	(21)

Net Errors and Omissions	(2,843)	(480)	(740)	(3,704)	111

(1)	Many of the Balance of Payments figures are based on temporary estimations, and therefore are subject to significant adjustments over time.
(2)	Includes exports and imports of goods, services and income payments. The data on exports and imports of goods is based on current foreign trade statistics, adjusted for the balance of payments definitions established by the International Monetary Fund. The value of imports and exports is recorded on a f.o.b. basis. Defense imports, which are not included in the foreign trade statistics, are included in the Balance of Payments table.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 26.6% in dollar terms (27.9% excluding diamonds) due to fast economic growth in the United States and the European Union and a worldwide technology boom. However, in 2001, as a result of the slowdown in economic activity in the European Union and the United States and the global crisis in the high-tech sector, industrial exports decreased by 6.4% in dollar terms (6.8% excluding diamonds). In 2002, industrial exports decreased by 1.2% in dollar terms, and industrial exports excluding diamonds fell by 6.5% in dollar terms. The main reason for this contraction was the character of growth in the United States and other countries, which focused on traditional industries rather than on the high-tech industries that account for much of Israel’s exports. Industrial exports have since recovered and in 2005, industrial exports grew by 9.7% in dollar terms (7.7% excluding diamonds) and in 2006 they grew by 12.5% (14.7% excluding diamonds). The recovery in exports reflects the effect of the real depreciation of the NIS in 2002 through 2004, the global economic recovery, the expansion of global trade and high-tech activity, the decrease in real domestic wages in 2002 and 2003 and gains in corporate efficiency.

Exports of goods grew by 8.9% and 21.1% in dollar terms in 2003 and 2004, respectively. In 2005, exports grew by 9.7% and in 2006 they grew by 8.4%. In 2006, exports of goods to European Union countries (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 12.1%, exports of goods to the United States increased by 27.3%, and exports to the rest of the world grew by 6.2%. Exports of services grew by 5.3% in 2006, following an 8.9% increase in 2005. The tourism sector decreased in 2006 by 3.7%, compared to a significant increase of 28.4% in 2005, reflecting a sharp decline in tourism in the second half of the year as a result of the outbreak of the Second Lebanon War. Exports of agricultural products remained relatively stable in 2006 and grew by 0.4%, following an increase of 14.1% in 2005, which was partially the result of an unprecedented drought in Spain and Portugal, Israel’s principal competitors in agricultural exports to Europe.

In 2006, imports of goods increased by 6.4% in dollar terms. This rise reflects mostly an increase in imports of consumer goods (10.7%) over 2005.

Trade Liberalization. The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agriculture products) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and, since Israel has replaced most import restrictions with import duties. In 2006, average customs duties on the imports subject to the taxes were approximately 3.5%, down from an average of 25% or more in 1991. Accordingly, custom revenues in 2006 totaled only 0.9% of the total imports.

Notwithstanding the Government’s trade liberalization policy and the significant decrease in the customs burden, Israel has a number of trade restrictions, including quotas, licensing restrictions and outright prohibitions on certain goods. Israel also imposes a post-duty surcharge, called TAMA, that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margin for a specific category of goods, and reflects the difference between the wholesale price in Israel for a domestic product and the import price of the imported goods. Insurance and freight also tend to increase importer’s costs—in year 2006, the Cost-Insurance-Freight (“c.i.f”)-Free-on-Board (“f.o.b.”) differential was approximately 5% of civilian goods imports.

The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, and does not extend to protectionist purposes. Many standards have been changed in recent years to conform with international standards.

In 2006, Israel had a trade surplus of goods of $12.5 billion with the United States, compared with a surplus of $5.1 billion in 2001. In 2006, Israel had a $8.0 billion trade deficit of goods with the European Union, compared with a deficit of $8.1 billion in 2001.

Israel primarily exports manufactured goods, many of them related to high-tech industries. Exports of communication, control, medical and scientific equipment accounted for 25% of industrial non-diamond goods exports in 2006.

Raw materials and unfinished goods (including diamonds and fuels) made up 74.3% of Israel’s imports in 2006. The remainder of imports consist of investment goods (14.3%) and consumer products (12.5%).

Since 1948, members of the Arab League have maintained a trade boycott of Israel (see “State of Israel—International Relations” above). In September 1994, the Gulf Cooperation Council, which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait, suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact on Israeli trade of the remaining elements of the boycott.

Table No. 16

Exports of Goods by Major Groups

(in millions of dollars, f.o.b.)

	Year
	2002	2003	2004	2005	2006
Total (net)(1)(2)	$25,639.0	$27,913.3	$33,812.6	$36,610.8	$39,700.5

Agricultural
Total	620.4	714.7	908.3	1,027.1	1,031.2

Vegetables and field crops	216.5	288.1	417.8	417.5	470.4
Fruits	145.5	150.3	174.6	259.9	241.5
Other	258.4	276.3	315.9	349.7	319.3

Industrial (excl. polished diamonds)
Total	18,309.0	19,450.0	23,731.0	25,566.0	29,335.5

Mining, quarrying and non-metal minerals	446.0	619.0	856.0	863.0	798.2
Food and beverages	429.0	510.0	598.0	659.0	710.1
Textiles, clothing and leather	1,003.0	993.0	1,093.0	1,074.0	1,082.2
Wood, furniture, paper and printing.	292.7	300.3	331.6	353.7	338.0
Chemicals and refined petroleum.	4,108.9	4,591.1	5,792.1	6,935.5	8,370.3
Rubber and plastics	1,084.3	1,282.0	1,511.7	1,606.7	1,784.5
Basic metal products	986.2	1,015.9	1,379.8	1,622.2	1,989.3
Machinery and equipment	1,012.8	1,106.9	1,371.1	1,557.5	1,840.5
Electronic components and computers	2,345.5	2,192.2	2,596.2	2,415.7	2,621.6
Communication, control, medical and scientific equipment	4,258.4	4,574.6	5,728.2	6,024.6	7,101.7
Electrical equipment and motors	551.1	430.8	445.6	513.1	693.7
Transport equipment	1,161.1	1,223.5	1,358.6	1,294.2	1,300.6
Jewelry, goldsmith and silversmith	505.3	457.3	498.6	489.3	537.3
Miscellaneous	123.9	153.6	170.3	158.7	167.5

Diamonds
Total	6,930.8	7,868.0	9,285.5	10,150.6	9,286.5

Polished	5,316.4	5,636.2	6,363.6	6,658.4	6,609.7
Rough	1,614.4	2,231.8	2,921.9	3,492.2	2,676.3

Used ships and aircraft	0.0	3.5	0.0	111.4	222.2

Other goods	27.4	50.2	42.2	47.3	71.5

Returned goods	(248.4)	(172.8)	(154.0)	(291.7)	(246.4)

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net exports equals total gross exports less goods returned to Israeli exporters.

Source: Central Bureau of Statistics.

Table No. 17

Imports of Goods by Major Groups

(in millions of dollars, c.i.f.)

	Year
	2002	2003	2004	2005	2006
Total (net)(1)(2)	$32,556.6	$33,707.4	$40,356.7	$44,456.7	$47,317.8

Consumer Goods
Total	4,334.9	4,256.5	4,977.2	5,329.5	5,900.5

Durables
Vehicles	755.3	723.0	931.9	985.0	1,045.0
Other	1,066.5	1,009.8	1,218.3	1,326.8	1,468.2
Non-durables	2,513.1	2,523.7	2,827.0	3,017.7	3,387.3

Production Inputs (excl. diamonds)
Total	15,788.7	16,856.3	20,742.2	23,735.2	26,100.8

For agriculture	301.3	364.2	518.3	404.1	449.0
Raw food products	878.6	931.5	1,055.4	1,058.3	1,107.1
Fabrics and yarn	566.0	591.7	684.4	682.2	632.4
Wood and related products	259.6	281.6	312.8	334.5	355.7
Chemical products	2,130.0	2,319.9	2,697.2	2,860.6	3,284.3
Rubber and plastics	890.3	1,044.2	1,372.8	1,509.4	1,806.9
Paper-making material	519.8	512.9	600.5	658.8	700.9
Metals
Iron and steel	802.0	876.3	1,181.0	1,302.1	1,446.9
Precious metals	159.2	119.1	173.5	220.4	210.7
Non-ferrous metals	450.0	494.5	609.5	724.5	954.3
Machines and electronics	4,858.7	4,678.6	5,840.6	6,159.9	6,594.6
Other industries	920.8	942.3	1,193.0	1,056.2	1,102.4
Fuels	3,052.4	3,699.5	4,503.2	6,764.2	7,455.6

Diamonds (net)	6,772.5	7,337.7	8,716.4	9179.8	8659.1

Investment Goods
Total	5,767.0	5,341.5	6,020.4	6,325.7	6,746.3

Machinery and equipment	4,511.2	4,399.3	4,875.8	4,948.9	5,242.1
Transport vehicles(3)	992.6	869.2	1,116.8	1,243.9	1,331.3
Ships and aircraft	263.2	73.0	27.8	132.9	172.9

Other goods	23.2	29.9	35.4	39.0	38.8

Returned goods	(129.7)	(114.5)	(134.9)	(152.5)	(127.7)

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net imports equals total gross imports less goods returned to the suppliers.
(3)	Excluding ships and aircraft.

Source: Central Bureau of Statistics.

Table No. 18

Exports of Goods by Region

(in millions of dollars, f.o.b., except percentages)(1)

	Year
Region	2002		2003		2004		2005		2006
Americas	$13,061.4	44.5%	$13,517.7	42.5%	$15,936.1	41.3%	$17,312.7	40.5%	$19,811.6	42.7%
USA	11,712.2	39.9	12,088.5	38.0	14,175.1	36.7	15,500.1	36.2	17,846.5	38.4
Other	1,349.2	4.6	1,429.2	4.5	1,761.0	4.6	1,812.6	4.2	1,965.1	4.2
Europe	9,016.7	30.7	10,442.3	32.9	13,047.1	33.8	14,996.3	35.1	15,484.5	33.3
EU(2)	7,751.4	26.4	8,917.1	28.1	10,720.9	27.8	12,490.1	29.2	12,960.1	27.9
EFTA	434.9	1.5	557.1	1.8	839.6	2.2	970.3	2.3	859.9	1.9
Other	830.4	2.8	968.1	3.0	1,486.6	3.8	1,535.9	3.6	1,664.5	3.6
Asia	5,087.7	17.3	5,588.3	17.6	7,120.5	18.4	7,684.1	18.0	8,526.1	18.4
Africa	421.0	1.4	400.7	1.3	533.8	1.4	769.0	1.8	1,009.0	2.2
Oceania	293.9	1.0	306.5	1.0	449.4	1.2	455.3	1.1	484.4	1.0
Unclassified	1,466.5	5.0	1,527.8	4.8	1,531.5	4.0	1,553.0	3.6	1,132.9	2.4

Total	29,347.2	100.0	31,783.3	100.0	38,618.4	100.0	42,770.4	100.0	46,448.5	100.0

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
(2)	European Union data for 2000-2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 19

Imports of Goods by Region

(in millions of dollars, c.i.f., except percentages)(1)

	Year
Region	2002		2003		2004		2005		2006
Americas	$6,933.8	20.9%	$5,983.2	17.5%	$6,949.2	17.0%	$7,377.3	16.4%	$7,293.1	15.3%
USA	6,134.1	18.5	5,330.8	15.6	6,099.1	14.9	6,042.1	13.4	5,916.6	12.4
Other	799.7	2.4	652.4	1.9	850.1	2.1	1,335.2	3.0	1,376.5	2.9
Europe	17,532.8	53.0	18,398.5	53.8	21,788.4	53.2	22,592.9	50.2	23,505.7	49.2
EU(2)	13,805.8	41.7	14,402.3	42.1	16,813.1	41.0	17,588.2	39.1	18,010.8	37.7
EFTA	2,154.8	6.5	2,153.4	6.3	2,775.6	6.8	2,545.5	5.7	2,889.8	6.1
Other	1,572.2	4.7	1,842.8	5.4	2,199.7	5.4	2,459.2	5.5	2,605.1	5.5
Asia	5,097.3	15.4	5,454.4	15.9	7,132.2	17.4	8,214.2	18.2	9,348.0	19.6
Africa	311.9	0.9	375.8	1.1	380.9	0.9	303.0	0.7	270.3	0.6
Oceania	125.2	0.4	135.2	0.4	81.5	0.2	125.7	0.3	118.6	0.2
Unclassified	3,105.3	9.4	3,864.7	11.3	4,636.5	11.3	6,421.4	14.3	7,215.3	15.1

Total	33,106.3	100.0	34,211.8	100.0	40,968.7	100.0	45,034.5	100.0	47,751.0	100.0

(1)	Gross imports (including unworked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000-2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 20

Merchandise Trade Indices

(Base: 2000=100)

	Year
	2002	2003	2004	2005	2006
Indices of Physical Volume
Exports	89.5	99.3	114.5	117.2	122.1
Imports	90.8	92.0	103.1	105.3	105.5

Indices of Prices
Exports(1)	97.4	101.9	107.4	116.2	121.1
Imports(1)	97.8	104.4	111.8	120.0	127.1

Terms of Trade(2)	99.6	97.6	96.1	96.8	95.3

(1)	Excluding ships and aircraft.
(2)	The price index of exports divided by the price index of imports, multiplied by 100.

Source: Central Bureau of Statistics.

Foreign Investment

Net foreign investment in Israel totaled $24.4 billion in 2006, significantly higher than the $9.9 billion invested in 2005, and the highest level ever. These figures include direct foreign investment, investment in Israeli securities traded on the TASE and on foreign exchanges, direct credit to the public sector and to residents (excluding trade finance and credit to suppliers), and deposits by nonresidents in Israeli banks.

Net Foreign Direct Investment (“FDI”) increased significantly from $4.8 billion in 2005 to approximately $14.2 billion in 2006. This growth was backed by the materialization of several large transactions, primarily the acquisitions of non-tradable Israeli companies, mainly in the hi-tech sector. The macroeconomic improvement and a global trend of record flows into emerging markets (a category in which financial investments in Israel are sometimes included) also had a positive influence on portfolio investments. Because the timing and scale of these kinds of investments often result from non-recurring, one-time opportunity, 2006 figures do not necessarily represent a sustainable level. Unlike in recent years, when the most significant sector that attracted FDI to Israel was the hi-tech sector, in 2006, a substantial share of FDI was in traditional industries, most notably the purchase of Iscar, a leading metalworking company, for $4 billion. Other significant investments were made through two other transactions, where non-residents purchased financial asset management companies for a total of $0.7 billion. FDI in tradable companies totaled $0.7 billion, compared to a record $1.4 billion in 2005, mostly as a result of privatizations during 2005.

A significant share of the FDI in Israel is made in start-up companies, real estate and reinvestment of accumulated profits in Israeli companies. These transactions comprise a rather stable component of total FDI, which is otherwise generally considered to be volatile. In 2006, FDI in start-up companies totaled about $0.9 billion. The pace of investments in start-ups has been rather stable in the last few years and seems to be high, relative to the global trend. In 2006, investment in real estate totaled a record $1.4 billion, compared to $1.2 billion in 2005. The most gainful sectors were communications, software and life science. Free investable capital, which is the sum of investors’ obligations to the investment funds, also has been stable and measured $1.3 billion in 2006.

Net portfolio investment totaled $8.6 billion, compared with $4.6 billion recorded in 2005. The major share of these investments was made through one large Israeli corporate issuance abroad for Cellcom Israel Ltd. of $5.5 billion in equity and $2.6 billion in bonds. There was also a $2.2 billion investment by non-residents in domestic government bonds, primarily in the last quarter of 2006, as a consequence of the Primary Dealership Reform (see “The Financial System—Capital Markets” below). Other than the aforementioned issuance, the scope of issuance abroad by Israeli companies slowed down during 2006. In addition, non-residents liquidated a net $0.1 billion of equity traded on the TASE, compared to a net investment of $2.1 billion in 2005.

Other foreign investments, comprised of deposits in local banks and credit allocation, totaled $1.8 billion in 2006, compared with $0.6 billion in 2005. There was a major increase in foreign-currency-denominated deposits, from $0.3 billion in 2005 to $1.5 billion in 2006.

Anti-Money Laundering Law

On August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority to collect and process reports received and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense punishable by imprisonment and large fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports: reports of transactions of a certain amount and type and reports of suspicious activity. These reporting requirements took effect on February 17, 2002.

In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions requiring business transactions originating in Israel or for which funding passed through Israel to be subjected to enhanced scrutiny. Israel was removed from the FATF watchlist in 2003.

Foreign Exchange Controls and International Reserves

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals, businesses and nonresidents are permitted.

As is common in Western economies, the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls in Israel. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out to report the transaction in detail to the Bank of Israel.

As part of the deregulation of financial markets, the reserve requirements on domestic foreign currency deposits were also reduced. The reserve requirements are currently 6% for current accounts (up to six days), 3% for time deposit accounts with a maturity of up to one year and 0% for time deposit accounts with a maturity exceeding one year. Since January 1998, local currency has served as the reserve requirement on domestic foreign currency deposits.

In recent years, net external liabilities have been dramatically reduced, reaching a level of negative $31.5 billion in 2006, compared to negative $2.6 billion in 2002, a net difference of $28.9 billion in four years.

Table No. 21

External Assets and Liabilities (Debt Instruments)

(in millions of dollars)

	Year
	2002	2003	2004	2005	2006
External Liabilities
Public sector	27,416	29,923	31,269	31,409	33,490
Nonbanking private sector	17,089	17,298	21,502	21,910	26,253
Banking system	24,505	24,745	23,989	23,189	24,992

Total	69,010	71,966	76,759	76,509	84,735

External Assets
Public sector	26,204	28,499	29,256	28,979	29,740
Nonbanking private sector	30,022	32,719	37,354	42,952	51,681
Banking system	15,365	17,764	21,678	26,006	34,793

Total	71,591	78,981	88,288	97,936	116,215

Net External Debt	(2,581)	(7,015)	(11,529)	(21,427)	(31,480)

Source: Bank of Israel.

Foreign currency reserves grew from $8.3 billion at the end of 1995 to $29.0 billion at the end of 2006.

Table No. 22

Foreign Currency Reserves at the Bank of Israel

(in millions of dollars)

For Period Ending on December 31,
2002	2003	2004	2005	2006
23,670	25,788	26,631	27,858	29,028

Source: Bank of Israel.

Foreign Exchange Rates

Until July 1985, the Israeli shekel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing shekel. Since August 1, 1986, only the NIS has circulated. Until May 1, 2007, the NIS has been referenced to a basket of major currencies, which includes the U.S. dollar, British pound sterling, Japanese yen and euro. This basket approximated the composition of Israel’s external trade, including both imports and exports. On December 31, 2006, the currencies’ weights were 64.9% U.S. dollar, 23.7% euro, 6.0% pound sterling and 5.4% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between the Government’s inflation target for the following year and predictions of inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.

When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. Since then, the slope has been gradually reduced, and, on December 24, 2001, the lower limit of the band was set at zero at a constant rate of NIS4.1021 to the currency basket. As such, the exchange rate band could no longer be considered diagonal. At the end of 2004, the width of the band was 60.2%, based on the average of the two limits. On June 9, 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and as of May 1, 2007, the Bank of Israel ceased calculating and publishing the currency basket exchange rate.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997.

In the course of 2006, the NIS appreciated by 8.5% against the dollar and by 5.2% against the currency basket. The exchange rate against the dollar did not change uniformly throughout that period: the depreciation trend, which began in May 2005, continued in January and February 2006. Thereafter, by the end of 2006, the NIS appreciated against the USD by 10%, resulting in the lowest exchange rate of the NIS against the USD in five years. The NIS appreciated also against other major currencies, albeit to a lesser extent. The main factors which contributed to the strengthening of the NIS were: the U.S. dollar’s weakness in the global markets; the significant increase in Israel’s current account surplus; and the high net foreign direct investments. These factors contributed to the appreciation of the NIS and offset the opposite pressures generated by increased capital outflows by Israeli residents (partially attributed to tax reforms), negative geo-political events, unfavorable short-interest rate differentials against the USD and the capital outflow from emerging markets during May and June. During the last quarter of 2006, the NIS appreciation was also backed by inflows made by foreign financial institutions that purchased domestic government bonds—a corollary of the Primary Dealership Reform (see “The Financial System—Capital Markets” below).

Table No. 23

Average Exchange Rates

(NIS per currency unit)

	Year
	2002	2003	2004	2005	2006
U.S. dollar	NIS4.738	NIS4.548	NIS4.482	NIS4.488	NIS4.456
British pound sterling	7.117	7.428	8.205	8.162	8.200
Currency basket	4.887	4.948	5.057	5.056	5.018
Euro	4.478	5.136	5.569	5.583	5.592
Japanese yen (per 100 yen)	3.791	3.926	4.145	4.079	3.833

Source: Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy (see “Balance of Payments and Foreign Trade—Foreign Exchange Rates” above). In May 2005, Professor Stanley Fischer assumed office as Governor of the Bank of Israel.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to thirty days.

The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves is held in securities issued by foreign sovereign issuers.

At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes to the Bank of Israel Law, in light of the considerable institutional and economic changes that had taken place in Israel since the Bank was established in 1954 and in light of similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted to the Knesset a proposal to amend the Bank of Israel Law. The Government’s report proposed modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and establishing the maintenance of price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the policy-making process of the Bank of Israel, the Government proposed establishing a monetary committee within the Bank of Israel, composed of well-recognized and experienced professionals in the fields of finance, monetary policy and macroeconomic policy. In order to minimize any possibility of political interference, the members of the monetary committee would be nominated by an independent panel and chaired by a retired Supreme Court justice. In addition, in order to expand the transparency of its operations, the Bank of Israel would be required to report to the Government and the public on its monetary policy on a regular basis. The proposal is currently under discussion.

Monetary Policy

Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. In recent years, the primary objective of Israel’s monetary and exchange rate policy has been to gradually reduce inflation to levels similar to those prevailing in other industrialized countries (see “The Economy—Wages and Prices” above).

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In previous years, in order to offset capital inflows, the Bank of Israel operated NIS/USD swaps, absorbing NIS in return for USD for a given period of time. The Bank of Israel ended this practice during the third quarter of 2005.

The Bank of Israel may absorb liquidity by selling non-indexed zero-coupon bills of up to one year maturity (known as “Makam”). Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all of the investing public. Since the mid-1990s the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, also to actively increase liquidity banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15%-20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At the time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (1992-1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current low inflation levels. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other key features of the Bank’s monetary policy are fiscal restraint and structural reform, with the latter also geared to spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation was below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5%-3.5%, for 2002, 2%-3%, and since 2003, it is set at 1%-3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation rate was 0% in 2000, 1.4% in 2001, 6.5% in 2002, negative 1.9% in 2003, 1.2% in 2004 and 2.4% in 2005. The 2000 rate was below the yearly target, and, in 2002, the end-of-year inflation rate exceeded the target; however, the 2003 rate was again below the yearly target. The 2004 and 2005 end-of-year inflation rates were within their respective targets.

The focus of macroeconomic policy on financial stability during the past few years paid off handsomely between 1999 and 2001, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during that period. These shocks included the end of the high-tech boom, the sharp decline of the NASDAQ and the uncertain security situation.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel has been able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005 the NIS/currency-basket exchange-rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect, the exchange rate has evolved freely since 1998.

In the first half of 2002, in light of an ongoing rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of that increase in the interest rate (cumulatively 4.5 percentage points) came in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices ceased. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1% in order to restore price stability. The Bank of Israel lowered the interest rate by 0.2 percentage points in the beginning of 2003, when relevant inflation indicators suggested some improvement. The interest rate was unchanged in February and March 2003, due to deterioration in the inflation indicators in January 2003 and the first half of February 2003. Background indicators began improving in mid-February 2003 contemporaneously with the formation of a new Government, the approval of an economic plan by the Government and the Knesset, the approval of the loan guarantee program by the United States and the temporary cessation of major combat activities in Iraq. These events reduced uncertainty regarding expected yields on local currency-assets, supported continuous capital inflow, lowered the exchange rate and interest rates determined by the markets, and reduced expected inflation.

Against this background, the Bank of Israel accelerated the reduction of interest rates. In April, May and June of 2003, the Bank of Israel cut interest rates by 0.2, 0.3 and 0.4 percentage points, respectively. The interest rate was reduced by 0.5 percentage points in each of July, August and September of 2003. In October, November and December of 2003 the interest rate cuts were 0.4, 0.5 and 0.4 percentage points, respectively. Over the course of 2003, the Bank of Israel reduced interest rates by 3.9 percentage points, from 9.1% in December 2002 to 5.2% in December 2003. In real terms (deducting one-year inflation expectations derived from the capital market), interest rates declined from 7.2% at the end of 2002 to approximately 4.6% at the end of 2003, thereby exceeding the rate of decline of expected inflation.

During the first four months of 2004, the Bank of Israel decided to maintain the interest rate reduction that began in 2003. This decision was motivated by the low level of inflation expectations for 2005 (as reflected by capital market data) in the first quarter of the year, a level that was below the center of the targeted range of inflation. From January through April 2004, the Bank of Israel cut the interest rate by a cumulative 1.1 percentage points. From May to November 2004, the interest rate was unchanged. From December 2004 to February 2005, the interest rate was cut gradually to 3.5%.

The interest rate was left unchanged from February through September 2005 due to the absence of clear evidence of a build-up of inflationary pressure. Towards the fourth quarter of 2005, in light of increased indications of the likelihood of the inflation rising above the upper limit of the target range in the course of 2006, the interest rate was gradually increased, reaching 5.25% in June 2006. In August 2006, concerns over a possible rise in Israel’s sovereign risk premium as a result of the Second Lebanon War, led the Bank of Israel to raise the interest rate by another 25 basis points to 5.5%.

In the last quarter of 2006 economic activity recovered from the effects of the war, and returned to the level that had prevailed prior to the onset of hostilities. In addition, the strengthening of the NIS that had started in April 2006 continued and even intensified, concurrently with the falling of world fuel prices. These factors exerted a downward pull on prices, as a result of which the Bank of Israel initiated a series of cuts in interest rate. The rate was reduced by 25 basis points in November and by another 25 basis points in December, bringing the rate at the end of the year to 5%. In the first half of 2007, reduction of interest rate continued: in January interest rate was cut by 50 basis points and by additional 25 basis points in each of February, April, May and June, reaching 3.5% in June 2007.

Table No. 24

Selected Interest Rates

	(Short-Term Local) Currency to the Public		Average Cost of Monetary Loans(1)	Self- renewing Overnight Deposits (CDs)(2)	Average Effective Interest Rate on Commercial Bank Daily Deposits (at the Bank of Israel)
	Overdraft Facilities	Term Credit
2002	13.6%	8.6%	6.8%	5.8%	7.3%
2003	13.7	9.5	7.4	6.2	7.8
2004	10.2	6.5	3.9	3.1	4.4
2005	9.6	6.0	3.4	2.8	3.8
2006	11.0	7.4	5.3	4.0	5.2

(1)	The weighted average of the marginal cost of monetary loans of various maturities.
(2)	Excluding large negotiable SROs (self-renewing overnight, local currency, interest-bearing deposits).

Source: Bank of Israel.

Table No. 25

Monetary Indicators

	Year
	2002	2003	2004	2005	2006
Monetary aggregates (average)(1)
M1 (in millions of NIS, annual average)(2)	NIS31,475	NIS31,629	NIS37,322	NIS43,836	NIS49,797
M2 (in millions of NIS, annual average)(3)	264,245	284,901	303,713	331,015	353,146
M1(2)(4)	15.6%	0.5%	18.0%	17.5%	13.6%
M2(3)(4)	3.1	7.8	6.6	9.0	6.7
Public sector injection/GDP(5)(11)	(1.2)	0.7	0.3	(0.2)	0.3
Bank of Israel injection/GDP(6)(11)	1.8	0.3	0.2	1.7	0.3
Bank of Israel foreign currency sales to the private sector/GDP(11)	0.0	0.0	0.0	0.0	0.0
Nominal interest rate
SRO (CD)(7)	5.8	6.2	3.1	2.8	4.0
Unrestricted credit(1)(8)	9.9	10.6	7.5	6.8	8.1
Currency-basket interest rate (average)(9)	2.1	1.5	1.8	2.9	4.2
NIS/currency basket (during period)(4)	14.2	(0.5)	1.8	1.6	(5.8)
Real yield to maturity on five-year bonds	4.8	4.9	3.8	3.0	3.7
Nominal yield on equities (during period)(10)	(20.2)	55.7	17.4	33.2	5.4
Nominal GDP (average)(4)(11)	3.8	1.2	4.7	6.1	8.5

(1)	Includes mortgage banks.
(2)	Currency in circulation plus demand deposits.
(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(4)	Percentage change over previous period (average).
(5)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that the redemption of Government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(6)	Includes SWAP transactions.
(7)	Self-renewing, overnight deposit.
(8)	In local currency.
(9)	Weighted average of three-month LIBID (the bid for the LIBOR rate).
(10)	Includes convertible securities and warrants, as adjusted for dividends and stock splits.
(11)	As calculated in February 2007.

Source: Bank of Israel.

Banking Institutions

Israel has a highly developed banking system. At the end of 2006, there were twenty-six banking corporations registered in Israel, including fifteen commercial banks, three mortgage banks, two financial institutions, two joint-service companies and four foreign banks. In November 2006, BNP Paribas opened a branch in Israel and the State Bank of India opened its Israeli branch in March 2007.

The five largest banking groups—Bank Hapoalim, Bank Leumi Le-Israel, Israel Discount Bank, Mizrahi Tefahot Bank and The First International Bank of Israel—constitute approximately 95% of the banking market in Israel. The total assets of the five major banking groups increased by 3.4% from the end of 2005 and amounted to NIS912.0 billion at the end of 2006. Assets of the banks denominated in local currency increased by 4.2% in 2006, while their foreign currency assets increased by a mere 0.97%. The number of domestic bank branches increased from 992 in 2005 to 1,000 in 2006.

The gradual decrease in the number of commercial banks in recent years (from 22 at year-end 2002 to 15 at year-end 2005) is a result of the voluntary closing of very small banks and the amalgamation of several banks (including mortgage banks). The recent contraction of the very small banking industry is a result of the pronounced policy released by the Bank of Israel to encourage these banks to merge with larger ones or to voluntarily terminate their operations. The capital base of these banks was diminutive (up to NIS100 million) hindering their ability to develop and invest in the resources needed to equip and maintain necessary managerial infrastructure, technology and controls.

The upward trend in the economy was reflected in the performance of the five largest banking groups. Net-income increased by 38% in 2006 and profitability in terms of net return on equity reached 17.5% compared to 14.0% in 2004. Due to the sale of most of the banks financial holdings in mutual and provident funds, following amendments to the banking laws (as described below), non-recurring profit amounted to NIS3.7 million in 2006 (NIS2.37 million attributed to the reform) compared with NIS0.7 million in 2005. Thus, net-income from ordinary activities (after tax) declined by 10.1% in 2006, and net return on ordinary totaled 12.9%. The ratio of provisions for loan losses to outstanding credit has been declining in recent years from the trough of the recession years of 2001 and 2002 and has reached 0.5% in 2006, but it is still higher than the average ratio in robust economies and reflects the high level of problem loans in the banks’ loan portfolio. Nevertheless, there is a continuous trend of improvement in the quality of the credit portfolio of the Israeli banks as non-performing loans, defined as loans that are in non-accrual status and loans in temporary arrears, as a ratio of total loans reached 2.6% at the end of 2006 compared to 3.0% in 2005.

All Israeli banking groups and each banking corporation must satisfy the minimum capital adequacy requirement of 9% prescribed by the Bank of Israel in accordance with international standards prescribed by the Basel Committee on Banking Supervision. The Supervisor of Banks at the Bank of Israel announced that Israel will adopt the Basel II regime by the end of 2009. It is anticipated that at the preliminary phase of the Basel II regime, banks will be allowed to implement either the Standardized Approach or the Foundation Internal-Ratings-Based (FIRB) approach to credit risk and the Standardized Approach to operational risk. Draft guidelines addressing the Standardized Approach to credit risk, operational risk, accounting and disclosure issues in compliance with the Basel II standards have been circulated to the banks.

The large increase in profits during 2006 has contributed to the increase in equity capital of the five largest banking groups by 12% during 2006. The capital adequacy ratio (Basel) of these banking groups reached 10.8% at year-end 2006, similar to the 10.7% year-end ratio of 2005.

Amendments to the banking laws which were enacted in 2004 reinforced the importance of banking supervision by expanding its purview and creating a legal framework for banks to operate without a controlling shareholder group by means of a diverse group of investors electing the board of directors of a bank via the stock exchange. The Amendment also formalized the mandatory disclosure of information to foreign supervisors on cross-border banking issues so as to be in accordance with Basel standards. In addition, the Amendment empowered the Supervisor of Banks in the Bank of Israel to dismiss directors and managers under certain circumstances.

In 2005, the recommendations of the inter-ministerial committee chaired by Dr. Yossi Bachar, the former Director General of the Ministry of Finance, were enacted by the Knesset in the form of additional amendments to the banking laws. These amendments addressed capital market structural reforms, such as the divestiture of the banks holdings and management of provident and mutual funds. Banks were sanctioned to expand their scope of non-banking activities—to engage in the rendering of financial investment advisory services pertaining to pension investment products and to purchase insurance agencies that engage solely in providing life insurance and residential property policies. The Amendment also included provisions that authorize the Supervisor of Banks in the Bank of Israel to promulgate directives designed to ensure the banks safety, soundness and fair practices with regard to consumer protection. The Supervisor of Banks in the Bank of Israel and the Supervisor of Insurance and Capital Markets in the Ministry of Finance were both empowered to levy fines on banks, insurance companies and capital market companies (i.e. provident funds) in cases of noncompliance with the supervisors’ directives.

The Anti-Money Laundering Law was enacted in August 2000 and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade—Anti-Money Laundering Law” above). In January 2001, the Governor of the Bank of Israel issued a Prohibition on Money Laundering Order. This Order included requirements regarding identification, reporting and recordkeeping by banking corporations. The regulation regarding business customer identification and recordkeeping (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation now incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts. The regulation also contains special directives on private banking and correspondent banking accounts.

The Banking Supervision Department of the Bank of Israel conducts on-site examinations on an ongoing basis to determine compliance of banks with anti-money laundering laws and directives. A Sanctions Committee, authorized to impose financial penalties for infractions, commenced operations in April 2003. In the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s banking directive was modified to include combating terrorism financing. This modification stemmed from the international collaborative efforts in the areas of anti-money laundering and combating terrorism financing, which are reflected in the standards set by the Basel Committee and Israel’s legislation.

Additional steps in the fight against terror financing were taken in November 2006, when the Knesset approved an amendment to the Prohibition on Money Laundering Order and approved regulations on the Prohibition of Terror Financing. The Prohibition on Money Laundering Order was expanded and now requires financial institutions to check the identification of parties to a transaction against list of declared terrorists and terrorist organizations, as well as obligations to report the type and size of transactions above NIS 5,000 whenever it involves a high-risk country or territory. The Amended Order also requires credit card companies to identify the parties to transactions, report to the Israel Money Laundering Prohibition Authority and maintain records of transactions.

The privatization of the Israeli banking system has received special emphasis in recent years (see “The Economy—Role of the State in the Economy” above). The Government sold almost all of its shares in Bank Hapoalim Ltd., the largest bank in the Israeli banking system, during the 1990s. In 2005, the State completed the sale of all its remaining shares in the bank. Therefore, the State no longer has any holdings in Bank Hapoalim Ltd.

Israel Discount Bank Ltd. began its privatization process during 2004, and in February 2005, the Government sold its controlling share (26% of the issued share capital of the bank, coupled with an option to purchase a stock package totaling 25% of the issued share capital of the bank). According to the sale agreement, the option was exercisable within a three-year period. In May 2006, the Government sold an additional block of shares totaling 3.06% of Israel Discount Bank Ltd.’s capital with the option, which has since been exercised, to buy an additional 3.03% of the shares. As of June 2006, the State owns 25.0% of Israel Discount Bank Ltd. Once the sale of the shares underlying the option sold on February 2005 is consummated, the holdings of the State in the Israel Discount Bank will decrease to zero.

As of December 31, 2004, Israel owned 36.3% of Bank Leumi Ltd. On January 2005, a block of options was exercised, reducing the Government’s holdings in Bank Leumi Ltd. to 34.8%. In March 2005, the Government sold shares totaling 6.5% of Bank Leumi Ltd.’s capital. An accompanying option to buy an additional 3.5% of the shares on the following day, which was coupled with the sale, was not exercised. In July 2005, the State sold 3.5% of the shares of the bank. In November 2005, the State sold a share package of 9.99% with an option to purchase an additional 10.01% of the shares in Bank Leumi Le-Israel Ltd. This option was not exercised due to the buyer’s failure to obtain Bank of Israel’s authorization for the transfer of the controlling means in the bank to the buyer. Therefore, in accordance with the sale agreement, the buyer is required to sell 4.99% of the bank’s shares by May 2008. In May 2006, the State sold 2.85% of the bank’s shares to the employees of the bank. As of June 2007, the State owns 11.9% of Bank Leumi Ltd.

Table No. 26

Assets, Liabilities and Equity Capital of the Five Major Banking Groups

(in millions of NIS)(1)

	For Year Ending December 31,
	2002(2)	2003(2)	2004(2)	2005	2006
Assets
In local currency(3)	NIS463,542	NIS475,377	NIS478,557	NIS512,945	NIS534,544
In foreign currency	328,134	326,752	350,726	364,515	377,448

Total assets	791,676	802,129	829,283	877,460	911,992

Liabilities and Equity Capital
In local currency(4)	486,520	498,090	505,361	532,853	562,986
In foreign currency	305,156	304,039	323,922	344,607	349,006

Total liabilities and equity capital	791,676	802,129	829,283	877,460	911,992

Equity capital	37,959	41,793	44,364	47,812	53,490

(1)	The five major banking groups are the Bank Hapoalim group, the Bank Leumi group, the Discount Bank group, the First International Bank of Israel group and the Mizrahi Tefahot Bank group.
(2)	The division into local and foreign currency for 2001, 2002 and 2003 was adjusted according to the published financial statements for those years.
(3)	Including non-financial items.
(4)	Including non-financial items, minority interests and equity.

Sources: Bank of Israel, Supervisor of Banks.

Capital Markets

Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). The ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. Companies whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE are required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. The ISA monitors ongoing reports, such as periodic reports that include financial statements, a directors’ report on the status of the corporation’s affairs, and an additional information report, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material influence on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities. The ISA also regulates the mutual fund industry’s activities, supervises, licenses and disciplines portfolio managers and investment advisors and conducts investigations into violations of securities laws.

The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include automatic rejection of a trade at a price that deviates more than 35% from the last trade for that security, circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertibles, treasury bills, government bonds and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 29 members and, as of December 31, 2006, 606 companies had equity securities listed on the TASE. Between 2003 and 2006, share prices on the TASE rose sharply. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased in USD terms by 15.3% in 2006, compared with an increase of 24.3% in 2005 and an increase of 19.5% in the General Index in 2004. During 2006, the Tel Aviv 100 Index and the Tel Aviv 25 Index increased in USD terms by 22.0% and 22.6% respectively, compared with an increase of 21.1% and 24.7%, respectively, in 2005. As of December 31, 2006, the total market value of all listed equity securities was $161.4 billion, compared with $122.6 billion in 2005 and $92.1 billion in 2004. The average daily trading for equity securities increased to $326 million during 2006, compared with $223 million in 2005 and $147 million in 2004.

The Dual Listing Law that took effect in October 2000 enables companies listed in United States or London to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2006, 39 Israeli companies have dual-listed on the TASE, in compliance with this framework.

Active involvement of foreign investors in the TASE began in 1994. In 2006, international holdings increased to 11.6% of the total market capitalization of the shares and convertible securities tradable on the TASE, compared to 11.4% in 2005 and 10.0% in 2004.

The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2006, the Government raised $6.7 billion in the TASE, mostly through non-indexed bonds. The bond market in Israel has been a growing source of capital for Israeli corporations. In 2006, the amount of capital raised by the corporate sector through bond issues (including structured bonds) totaled $10.8 billion compared with $10.1 billion in 2005.

In 2006, a broad reform in the Government bonds market was implemented, with the appointment of 19 primary dealers in the Government bonds market (the “Primary Dealership Reform”). This reform has helped to increase the liquidity and transparency of the capital market, encouraged the entry of international investors into the market, upgraded the trading and clearing systems and promoted the development of diverse derivative fixed income instruments.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2006, assets held by pension funds totaled $47.6 billion, assets held by provident funds and severance pay funds totaled $41.4 billion, assets held by advanced study funds totaled $18.9 billion, assets held by life insurance savings plans totaled $31.2 billion and assets held by mutual funds totaled $26.5 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government’s annual budget covers the expenditures and revenues of the central Government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process, Limits on Expenditure and Deficit Reduction

The Government’s fiscal year ends on December 31. The Government’s annual budget process generally begins in May of each year when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During August and September, the details of the budget are finalized within the Government. A budget bill, together with supporting data, must be submitted to the Knesset for its approval no later than sixty days before the end of the fiscal year. At the time the Government submits the annual budget to the Knesset, the Government is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. Following discussions on the proposed annual budget at the Finance Committee of the Knesset with the participation of the relevant Government Ministers and other officials, the Knesset votes on the approval of the annual budget law.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the targeted domestic budget deficit (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the targeted domestic budget deficit (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified, however, in 1996, the Government submitted a new Deficit Reduction Law, which was subsequently approved by the Knesset in January 1997. This new law contained specific targets for the total deficit for each year until 2001, rather than targets for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit targets. Accordingly, the total budget deficit, as a percentage of GDP, was targeted not to exceed 4% in 2004, 3% in each of the years between 2005 through 2008 and 1% from 2009 onwards.

In amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on Government expenditures. Pursuant to these restrictions, the aggregate Government expenditures (excluding expenditures on hospitals) may not increase by more than 1% (indexed to the CPI) in each of 2005 and 2006, and should not increase by more than 1.7% (indexed to the CPI) from 2007 onwards. Adjusting expenditures upwards is subject to preserving the annual deficit goal. Due to the unexpected cost of the Second Lebanon War during 2006, 2007 original budget includes an increase of 1.6% in expenditures beyond the 1.7% planned yearly increase for a total of 3.3% increase compared to the 2006 budgeted expenditures. However, the deficit target was not breached and stands at 2.9% of GDP, within the 3% target set by the Knesset.

Absent an approval of the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the targeted deficit due to either Government revenues or actual GDP that was different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency indebtedness and proceeds from privatization.

In 1997, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2006, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 3.2%, 3.1%, 3.2%, 0.7%, 4.2%, 3.6%, 5.4%, 3.7%, 1.9% and 0.9%, respectively. The deficit target was achieved in 2004 despite tax reductions implemented throughout the year. In each of 2005 and 2006, the deficit was lower than its target by more than 1% and 2% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP.

In order to reduce the budget deficit for 2003 and following years, a comprehensive economic plan (the “Economic Plan”), was approved in mid-2003. The first stage of the Israeli Economic Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term and create conditions that would enable the economy to return to a sustainable growth trajectory. The 2004 budget, which promoted sustainable growth in the Israeli economy represented the second stage of the Economic Plan. The 2005 budget represented the third step of the Economic Plan and focused on the measures necessary to consolidate growth and improve the standard of living across socioeconomic classes.

Following the implementation of the Economic Plan of 2003-2005, the 2006 budget had four stated overarching objectives: establishing growth, strengthening economically disadvantaged groups, making public services more efficient and protecting consumers by weakening public and private monopolies.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 27 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 29 presents the budget net of these expenditures.

Table No. 27

The Budget Deficit and Its Financing

(in thousands of NIS at current prices)

	Actual 2003	Actual 2004	Actual 2005	Actual 2006	Original Budget 2007
Revenues and Grants
Tax revenues	NIS145,284,611	NIS152,677,923	NIS163,123,228	NIS177,256,606	NIS180,756,235
Non-tax revenues	36,181,069	36,434,585	38,832,995	39,188,784	35,028,942
Foreign grants	10,595,353	10,512,602	11,480,280	12,374,289	10,964,250

Total	192,061,033	199,625,110	213,436,503	228,819,679	226,749,427

Gross Expenditure and Lending
Current and capital expenditures	105,143,628	103,167,311	105,413,565	110,309,183	111,036,772
Transfer payments and subsidies	72,629,081	72,631,235	72,262,781	76,807,620	81,878,758
Interest payments and commissions(1)	32,479,416	31,938,430	33,193,167	35,074,583	35,555,450
Loans	3,964,325	3,052,686	3,016,674	2,567,243	2,596,083
Other expenditures	4,252,667	6,116,040	7,783,501	6,934,630	11,495,364

Total	218,469,117	216,905,702	221,669,688	231,693,259	242,562,427

Surplus (Deficit)	(26,408,084)	(17,280,592)	(8,233,185)	(2,873,580)	(15,813,000)

Financing
Foreign borrowings(2)	19,905,983	17,929,808	16,215,889	11,745,106	10,551,000
Foreign loan repayments	13,348,726	10,059,863	10,097,964	13,574,218	10,426,000

Foreign financing (net)	6,557,257	7,869,945	6,117,925	(1,829,112)	125,000

Domestic borrowings	58,106,937	39,953,680	35,999,214	34,444,730	53,625,000
Domestic loan repayments	35,750,619	27,967,383	38,136,038	38,825,983	42,437,000

Domestic financing (net)	8,252,373	11,986,297	(2,136,824)	(4,381,253)	11,188,000

Proceeds from Privatization	429,914	1,020,014	8,572,595	4,668,758	4,500,000

Cash Balance of the Government (at end of period)(3)(4)
Deposits in NIS	(12,626,000)	(7,407,000)	(48,000)	(652,000)
Deposits in foreign currency	20,619,000	13,215,000	6,680,000	6,066,000

Total	7,993,000	5,808,000	6,632,000	5,414,000

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Including certain proceeds borrowed under the U.S. loan guarantee program during the 1990s.
(3)	Includes the accounts of NII.
(4)	Changes in cash balances of the Government result also from activities not included in the budget.

Sources: Ministry of Finance, Bank of Israel.

Taxation and Tax Revenues

In 2006, the Israeli total tax burden was 37.2% of GDP, compared to 36.8% in 2005 and a high of 38.1% in 2000.

As of 2007, Israel has a progressive personal income tax with a top rate of 48%, supplemented, up to a fixed ceiling, by a 17% health and social security tax (including the employer’s contribution) and a 29% corporate tax rate. Indirect taxes consist primarily of a 15.5% V.A.T. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from other countries.

In recent years, further changes to the tax system were adopted to integrate Israel more firmly into the global economy. As part of this policy, customs duties on imports continued to decline. Israel has signed free trade agreements which lowered customs duties on imports with the United States and the European Union and the EFTA countries, as well as with Canada, Turkey and Mexico. Prior to their joining of the European Union, Israel had signed such agreements with Bulgaria and Romania.

On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties, that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

In January 2003, Israel implemented a comprehensive multi-year reform of the direct-tax system. In the first stage, direct taxes on labor were reduced while the tax burden on capital income and income from foreign sources was increased. By the end of the process in 2010, taxes on labor (income tax, health tax and social security tax) will be further reduced to a maximum of 44% and the corporate tax will be reduced to 25%.

Table No. 28

Government Taxes

(in billions of NIS at current prices)(1)

	Actual 2003	Actual 2004	Actual 2005	Actual 2006	Original Budget 2007
Income tax	NIS64.8	NIS67.6	NIS73.8	NIS87.1	NIS84.6
Value added tax.	51.3	51.7	54.3	56.4	57.7
Other	27.6	32.2	33.5	34.8	37.2

Total	143.7	151.5	161.6	178.3	179.5

(1)	Not including social security contributions, local authorities taxes and VAT on defense imports.

Source: Ministry of Finance.

Table No. 29

Government of Israel Statement of Net Expenditures

(excluding capital expenditures)

(in millions of NIS at current prices)

	Actual 2003	Actual 2004	Actual 2005	Actual 2006	Original Budget 2007
Government Expenditures
Government administration.	NIS19,170	NIS20,159	NIS23,897	NIS25,642	NIS28,150
Local authorities	3,583	3,692	4,060	4,043	4,003
Defense.	45,474	45,762	48,344	51,737	47,892
Social services	75,563	74,846	75,651	79,049	83,693
Economic services	8,211	8,083	6,949	6,728	7,078
Interest payments	32,461	31,917	33,178	35,048	35,523
Credit subsidies	18	29	22	27	32
Reserves	—	—	—	—	4,876

Total expenditures (other than capital expenditures)	184,480	184,488	192,101	202,273	211,246

Development and Capital Account Expenditures
Development expenditures (including repayments of debt)	67,667	56,418	65,494	69,590	71,618
Repayments of debt	55,165	44,243	54,759	59,087	59,594

Source: Ministry of Finance.

Government Budget for 2007

The original State budget for 2007 is NIS282.9 billion and the deficit target for 2007 is up to 2.9% of GDP. Government expenditures (excluding payment of principal) are to be NIS242.6 billion. These expenditures (excluding payment of principal) are to be 37.6% of the originally projected 2007 GDP.

Budget Framework. The main components of the 2007 budget are the Government budget adjustment as required according to the total Deficit Reduction Law and the Sum of the Government Expenditures Law, the continuation of the tax reform, high investment in infrastructure, further strengthening of disadvantaged social groups, financing of the expenditures caused as a result of the Second Lebanon War and the further reduction of Israel’s debt to GDP ratio.

Increased Infrastructure Investment. In the 2007 budget, approximately NIS20 billion has been allocated to investments in infrastructure. This includes allocations for developing the railway network throughout the country and promoting the construction of access roads to the Cross-Israel Highway. Over the next several years, this investment is expected to play a crucial role in accelerating economic activity and shortening distances between the central and peripheral areas of the country.

Reform in the Labor Market and Streamlining of Transfer Payments. Stimulating employment among unemployed people of working age is of paramount importance to the Government. The 2007 budget intends to stimulate employment by reducing the number of foreign workers employed in Israel so as to transfer jobs to Israeli citizens and encouraging populations dependent on Government assistance to join the labor market. These are to be supported in part by a program entitled “From Welfare to Employment,” which started in August 2005. As part of the program, job centers were opened in four regions in the country to assist the unemployed and equip them with the tools required to integrate into the job market, thereby decreasing their dependence on unemployment benefit support from the state. By January 2007, more than 30% of the participants were placed in jobs, and 52% of the participants in the program no longer collect unemployment benefits from the state. The 2007 budget for this program is NIS240 billion.

Tax Reform. The tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. The reform includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth and enhance Israel’s further integration into the global economy. In July 2005, the Knesset approved some amendments to the program, to be implemented from 2005 to 2010, which include an accelerated implementation of the direct tax reform, an additional reduction of the tax on labor to a maximum rate of 44%, a reduction of the V.A.T. to 16.5%, a gradual reduction of the corporate income tax to 25%, and an increase and equalization of tax rates on the capital market. In June 2006, the Minister of Finance decided to further reduce the V.A.T. to 15.5% effective July 1, 2006.

Financing the costs of the Second Lebanon War. Following a special NIS1 billion budget allocation in August 2006, the State’s budget expenditures for 2007 were increased by an additional 1.6% (NIS3.5 billion) in order to finance unexpected expenses related to the war. These expenses include reserve duty costs, the restocking of the army’s munitions inventory, maintenance of equipment used during the fighting and various logistical costs. Out of the NIS3.5 billion budgeted for 2007, approximately NIS2.7 billion will be allocated to military expenses, and NIS800 million will be allocated to strengthening the local authorities in northern Israel.

Implementation of the Disengagement Plan. The total cost of the plan (for a description of the Disengagement Plan, see “State of Israel—International Relations” above), including compensation payments to settlers and the construction of temporary and permanent residential areas, is estimated at NIS9 billion, of which a total of NIS5.9 billion was spent by the end of 2006. The estimated expenditures for this plan in 2007 are NIS1.1 billion.

Local Authorities

Local authorities in Israel include 72 municipalities, 125 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. Starting in November 2005, four Israeli municipalities have issued bonds. As of December 31, 2005, the total outstanding debt of the local authorities was approximately NIS14.1 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2005 was approximately NIS7.1 billion. The Government transfers to the local authorities in 2005 totaled approximately NIS12.4 billion. In 2006, the Government decided to transfer an additional NIS650 million to the local authorities to assist in resolving their large deficit and to repair damages caused during the Second Lebanon War. These transfers were conditioned on the local authorities taking efficiency measures and following a balanced budget.

Social Security System

National Insurance Law. Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NII), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2006, total expenditures by the NII were NIS45.8 billion as compared with NIS43.3 billion in 2005. The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2006, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS13.6 billion and NIS8.9 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2007 budget is NIS23.4 billion, compared to an actual total Government transfer of NIS22.5 billion in 2006.

Health Care. Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 220 people. A health care tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expands the flexibility, authority and responsibility of the health funds and gives them incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and the introduction of bookkeeping arrangements among agencies in the system. These changes are aimed at improving savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.

In 2002, after approval of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that would allow patients to choose any physician that works in a Government-owned hospital. In 2004 the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.

In 2007, the Government intends to transfer responsibility for psychiatric services to the health insurance organizations. The Government hopes this transfer will stimulate the conversion of some of the Government-owned hospitals into non-profit self-managing organizations or corporations owned by one of the health insurance organizations and decrease hospitals’ expenditures on medical malpractice insurance. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.

The 2007 Government health care budget is approximately NIS25 billion. Health care expenditures (including expenditures by the public) were 8.1% of Israel’s GDP in 2005.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds were NIS109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age. As of December 2006, Government obligations under this plan stood at NIS82.4 billion over the next 32 years. In 2006, the Government transferred NIS1.6 billion from the State budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Steps taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, including a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. In order to ensure professional and responsible management of the funds, a Government committee appointed new managers for the pension funds with actuarial deficits in June 2003. These new managers have replaced the existing managers, who had been appointed by the Histadrut. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of Government bonds.

The majority of public sector employees are presently participating in a “pay-as-you-go” plan mandated by the State Service (Benefits) Law. The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS367.0 billion as of December 31, 2006. The Government signed an agreement with the Histadrut that provides that new Government employees will not participate in the existing unfunded Government pension plan, but they will instead participate in the new funded pension plans to which the Government will make contributions on their behalf in the same manner as any other employer. This agreement prevents the participation of additional employees in the unfunded Government pension plan and is expected to reduce the actuarial Government liabilities in the long run. As an additional step to reduce the actuarial liabilities of the Government, beginning in January 2004, all Government workers who are covered by unfunded Government pensions must contribute 1% of their salary to the plan. In January 2005, the contribution was increased to 2% of salary.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the local currency and foreign currency debt of the public sector. Net public debt as of December 31, 2006 was NIS470.2 billion (75.9% of GDP), of which NIS11.3 billion was net foreign currency debt. As of December 31, 2005, the net public debt was NIS484.4 billion. Following four years of increases, in the last two years, net public debt as a percentage of GDP declined, marking a return to the pre-2001 trend. The main factors that contributed to the decrease of the public sector debt in 2006 were the low government deficit, the high proceeds from privatizations, and the depreciation of the U.S. dollar as compared with the NIS.

Table No. 30

Net Public Debt

(at end-of-year current prices in billions of NIS)(1)

	Year
	2002	2003	2004	2005	2006
Local Currency	NIS416.4	NIS444.7	NIS464.9	NIS468.9	NIS458.9
Foreign Currency(2)	17.2	17.1	20.1	15.5	11.3

Total	433.6	461.8	485.0	484.4	470.2

(1)	The net public debt includes debt of local authorities, except the local authorities’ debt to the Government.
(2)	Net foreign currency public debt equals the Government’s foreign currency liabilities minus foreign reserves.

Source: Bank of Israel.

Table No. 31

Ratio of Net Public Debt to GDP

(percentage of GDP at end-of-year prices)

	Year
	2002	2003	2004	2005	2006
Local Currency	80.5%	86.4%	84.5%	78.6%	74.1%
Foreign Currency	3.3	3.3	3.7	2.6	1.8
Total	83.8	89.8	88.2	81.2	75.9

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2006, the domestic net public debt was NIS458.9 billion, as compared with a domestic net public debt of NIS468.9 billion in 2005.

The domestic public debt is comprised of transferable and non-transferable debt, which is raised through issues of bonds denominated in NIS. Nontransferable debt is issued to financial institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of designated bonds issuance to pension funds (see “Public Finance—Pension Funds” above).

In recent years, the Ministry of Finance took some major steps in order to increase the transferability and liquidity of its bonds. Between 1995 and 2006, the CPI–linked component in the overall domestic transferable debt decreased from 81.0% to 42.4%, and the USD-linked component decreased from 10.1% to 0.1%. Correspondingly, the Ministry of Finance reduced the number of issued bond series and increased their average size. As a result, the number of traded bond series fell sharply, from 265 in 1992 to only 52 at the end of 2006.

Table No. 32

Annual Local Currency Government Debt Issuances

(gross proceeds in billions of NIS)

	Year
	2002	2003	2004	2005	2006
Total Issuances
Tradable	NIS44.9	NIS44.4	NIS36.0	NIS32.2	NIS29.9
Non-tradable	12.7	13.2	3.8	3.8	4.4

Total	57.6	57.6	39.8	36.0	34.3

Average Maturity (in years)
Tradable	8.7	8.0	8.8	9.9	9.6
Non-tradable	14.5	14.4	13.0	13.1	14.0
All	9.4	8.8	9.1	10.6	10.2

Source: Bank of Israel.

External Public Debt

Except as otherwise specified, and only for the purpose of the statistical data contained herein, Israel’s gross external debt is defined, in compliance with the International Monetary Fund definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For this purpose, public sector includes the government, the Bank of Israel and the National Institutions (i.e., The Jewish Agency). The data does not include currency swap transactions.

The Government is the principal public sector borrower. In 2006, the public sector’s share of Israel’s gross external debt was 39.5%, a decrease from the 41.1% level of 2005. The share of the Government’s gross external debt of its total debt was 26.4% in 2006, compared to 26.2% in 2005, 24.9% in 2004 and 25.1% in 2003.

Total public sector external debt in 2006 was $33.5 billion, an increase of $2.1 billion from the 2005 level. Factors that contributed to the increase in the public sector external debt were the increase of foreign investors’ holdings of local-currency bonds due to the Primary Dealership Reform (see “The Financial System—Capital Markets” above), as well as the issuance of a $1 billion Global bond, the issuance of $500 million Brazilian-real linked bonds under the Euro Medium Term Note program and the issuance of US$1.2 billion through the State of Israel Bonds Organization. Total external assets of the public sector in 2006 were $29.7 billion, an increase from $29.0 billion in 2005.

The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, increased in 2006 to $3.8 billion from $2.4 billion in 2005. As a percentage of GDP, net public sector external debt as of December 31, 2006 was 2.5%. This level reflects a slight increase compared to the 1.9%, 1.6% and 1.2% levels at the end of 2005, 2004 and 2003, respectively. However the 2006 level was still a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.

As of December 31, 2006, approximately 83.1% of Israel’s public external debt is denominated in dollars, approximately 4.9% is denominated in euros and approximately 0.6% is denominated in GBP.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds organization (“Israel Bonds”), with the remainder coming from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not freely transferable. Israel Bonds has proven to be a reliable and important source of financing for Israel, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the worldwide Jewish community, that have an interest in Israel. Israel expects to continue to issue bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. On December 31, 2006, the outstanding balance of bonds and notes issued through Israel Bonds was $10.0 billion, representing approximately 29.8% of Israel’s total public sector external debt.

From 1993 through 1998, the main source of external borrowings by the Government was the U.S. loan guarantee program. The U.S. loan guarantee program provided for the guarantee of up to $10.0 billion in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.

During 1998, Israel completed its borrowings under the first U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program through the issuance of guaranteed notes having various terms, interest rates and maturity.

In April 2003, the United States approved a new loan guarantee program that provided for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005, with the unused balance available for financing in 2006. In 2005, the program was amended to permit financing through the end of United States fiscal year 2008, and in 2006 it was extended until 2011. Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. Under the loan guarantee program, between September 2003 and November 2004 Israel issued notes totaling $4.1 billion face value. Israel did not issue any notes under the loan guarantee program since November 2004. As of June 2007, $3.8 billion remains available under loan guarantee program.

During 2006, Israel borrowed a total of approximately $2.7 billion foreign currency debt and redeemed a principal amount of $3.1 billion. In 2006, Israel borrowed approximately $1.2 billion through Israel Bonds. In November 2006, Israel issued $1 billion face value of USD-denominated 5.5% bonds due 2016, and in December 2006 Israel issued $500 million of Brazilian-real linked bonds under the Euro Medium Term Note program.

At the end of 2006, 64% of the external public debt was transferable. This ratio reflects an increase from the 60% level at the end of 2005.

Credit Rating

Standard & Poor’s’ long-term local currency rating for the Government of Israel is ‘A+’ (‘A plus’), and its long-term foreign currency rating is ‘A-’ (‘A minus’). The short-term local and foreign currency ratings are both ‘A-1’. In February 2007, Standard & Poor’s upgraded its outlook on the Government from “Stable” to “Positive.”

Moody’s Investors Services’ long-term local and foreign currency ratings for the Government of Israel are ‘A2’, and the short-term foreign currency rating is ‘P1’. In May 2006, Moody’s Investors Services upgraded its outlook on the Government of Israel’s long-term local and foreign currency rating from “Stable” to “Positive.” Later that month, the company updated the State of Israel’s country ceiling for bonds to ‘Aa1’.

Fitch Ratings’ Issuer Default ratings for the State of Israel are ‘A’ on the long-term local currency, ‘A-’ (‘A minus’) on the long-term foreign currency and ‘F1’ on the short-term foreign currency. In December 2006, Fitch Ratings upgraded its outlook on Israel’s long-term foreign and local currency ratings from “Stable” to “Positive.” State of Israel’s country ceiling for bonds is ‘A+.’

Table No. 33

Outstanding Public Sector External Debt

(in millions of dollars)

	Balance at Year End
	2002	2003	2004	2005	2006
Public sector external debt(1)
Foreign governments and international institutions	$2,725	$2,630	$2,452	$2,082	$1,926
Negotiable bonds guaranteed by the U.S. government	12,510	13,894	14,992	14,734	14,544
Negotiable bonds—unguaranteed	1,859	2,808	3,247	4,091	6,897
State of Israel bonds	9,732	10,123	10,150	10,136	9,993
Other	591	468	429	367	129

Total	27,416	29,923	31,269	31,409	33,490

Total public sector external assets	26,204	28,499	29,256	28,979	29,740

Net public sector external debt	1,212	1,424	2,013	2,431	3,750

(1)	Includes accrued interest.

Sources: Ministry of Finance, Bank of Israel.

Israel’s major sources of foreign currency financing have been low-cost, long-term debt backed by guarantees of the United States and bonds and notes issued through Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years or more. However, since 2005 Israel has been issuing foreign currency debt with shorter terms than in the past and has increased the levels of financing in international financial markets without United States guarantees.

Table No. 34

Forward Amortization of Public Sector External Debt—Principal Payments

(in millions of dollars)(1)(2)

	Outstanding Amounts as of December 31, 2006	2007	2008	2009	2010	2011	2012 and Thereafter
U.S. government (USD)	1026	148	125	87	86	87	493
Other foreign governments and international institutions
of which in USD	108	—	—	3	—	—	105
of which in EUR	792	48	42	141	57	39	466
Negotiable bonds guaranteed by the U.S. government (USD)	14,544	601	678	661	527	485	11,592
Negotiable bonds unguaranteed
of which in USD	2,542	500	—	—	363	0	1,679
of which in EUR	850	—	—	291	—	—	559
of which in JPY	126	123	—	—	—	—	3
of which in GBP	196	—	—	—	—	—	196
of which in NIS	2,937	—	—	—	—	—	2,937
State of Israel bonds
of which in USD	9,100	1,324	1,677	936	997	728	3,439
of which in CAD	461	60	84	56	55	60	146
of which in GBP	10	—	0	2	6	1	0
of which in EUR	4	—	4	—	—	—	0
Other
of which in USD	97	7	5	6	3		77
of which in EUR	26	3	3	3	3	3	12
of which in JPY	4	2	0	0	0	0	1
of which in CHF	2	2					0

Total	32,826	2,816	2,618	2,185	2,098	1,403	21,705

(1)	Repayments are for originally long-term (over a year) loans.
(2)	Includes accrued interest.

Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 35

Forward Amortization of Public Sector External Debt—Interest Payments

(in millions of dollars)(1)

	Outstanding Amounts as of December 31, 2006	2007	2008	2009	2010	2011	2012 and Thereafter
U.S. government (USD)	227	51	41	34	29	24	48
Other foreign governments and international institutions (EUR)	104	13	12	11	10	10	48
Negotiable bonds guaranteed by the U.S. government (USD)	11,712	727	795	786	777	776	7,851
Negotiable bonds unguaranteed
of which in USD	1,498	202	172	172	153	133	666
of which in EUR	403	67	67	67	36	36	129
of which in JPY	5	5
of which in GBP	378	13	13	13	13	13	310
of which in NIS	57	5	5	5	5	5	33
State of Israel bonds
of which in USD	1,863	441	335	281	266	230	310
of which in CAD	129	14	10	6	11	25	62
of which in GBP	2	0	0	0	0	0	0
Other
of which in USD	66	1	1	0	0	—	63
of which in other currencies	5	1	1	1	1	1	1

Total	16,448	1,540	1,453	1,377	1,303	1,253	9,522

(1)	Repayments are for originally long-term (over a year) loans.

Sources: Bank of Israel and Ministry of Finance calculations.

Government Guarantees

In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations issued under such guarantees may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector, or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through the Israel Export Insurance Corporation Ltd. (ASHR’A), a Government-controlled company that provides export guarantees, guarantees against foreign political and commercial risks on a transaction-by-transaction basis and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in the preceding clauses (i) and (ii), are not part of the Government’s annual budget.

As of December 31, 2006, approximately $2.7 billion in Government guarantees were outstanding.

The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.

Table No. 36

Government Guarantees by Category

(as of December 31, 2006)

(in millions of NIS)

Guarantee Programs		State-Owned Enterprises		International Trade
Hotel Funds	NIS97.3	Israel Electric Corporation Ltd.	NIS7,719.5	Foreign Trade Insurance	NIS3,008.6
Small Business Funds	32.7	Israel Aircraft Industries Ltd.	142.0
Capital Investment Law	9.9	Israel Military Industries Ltd.	196.9
Development Bank Loans	6.8	El-Al Israel Corporation	195.7
Absorption and Construction	21.0
Other Industries
Total	167.7	Total	8,254.1	Total	3,008.6

Source: Ministry of Finance.

DEBT RECORD

Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Foreign Currency Debt of the Government of Israel

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)
Loans from the Government of the United States of America

3.000%	Oct. 1976	Oct. 2016	USD	97.1
3.000	Apr. – Aug. 1977	Apr. – Aug. 2017	USD	125.9
7.916	July 1977	May 2007	USD	12.2
3.000	Jan. – Nov. 1978	Jan. – Nov. 2018	USD	222.5
8.606	Mar. 1978	Jan. 2008	USD	36.6
9.228	Jan. 1979	Dec. 2008	USD	48.8
3.000	Dec. 1979	Mar. 2009	USD	12.2
3.000	Apr. 1983	Nov. 2019	USD	139.8
7.753	July 1984	July. 2014	USD	30.7
8.359	Mar. 1986	Aug. 2011	USD	48.8
8.689	Sep. 1986	Aug. 2014	USD	234.2

Bonds issued under the U.S. Loan Guarantee Program

Zero Coupon	Mar. 1993	Mar. 2023	USD	350.6	(1)
Zero Coupon	Sep. 1993	Sep. 2023	USD	357.2	(1)
6.600	Mar. 1994	Feb. 2008	USD	167.6
6.800	Mar. 1994	Feb. 2012	USD	333.0
Zero Coupon	Sep. 1994	Feb. 2012 – Aug. 2024	USD	196.8	(1)
Zero Coupon	Sep. 1994	Aug. 2024	USD	226.7	(1)
Zero Coupon	Nov. 1994	Nov. 2024	USD	277.0	(1)
Zero Coupon	Sep. 1995	Aug. 2025	USD	252.5	(1)
Zero Coupon	Jan. 1996	Aug. 2025	USD	415.2	(1)
Zero Coupon	Aug. 1996	Aug. 2026	USD	471.9	(1)
Zero Coupon	Jan. 1997	Nov. 2026	USD	378.2	(1)
Zero Coupon	Sep. 1997	Feb. 2009 – Aug. 2027	USD	256.8	(1)
Zero Coupon	Jan. 1998	Nov. 2027	USD	787.0	(1)
5.5	Sep. 2003	Sep. 2023	USD	1,150.0
5.5	Sep. 2003	Sep. 2033	USD	450.0
5.5	Dec. 2003	Dec. 2023	USD	750.0
5.5	Apr. 2004	Apr. 2024	USD	1,000.0
5.125	Nov. 2004	Nov. 2024	USD	750.0

Housing Loans Guaranteed by the U.S. Government

8.723	Apr. 1991	Mar. 2021	USD	346.9

(1)	Proceeds realized, not face amount.

Source: Ministry of Finance.

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)
Loans from the Government of Germany

4.500	Dec. 1987	Dec. 2007	EUR	5.9
4.500	Dec. 1988	Dec. 2008	EUR	7.2
2.000	Nov. – Dec. 1989	Dec. 2019	EUR	46.0
2.000	Jan. 1991	Dec. 2020	EUR	50.1
2.000	Dec. 1991	Dec. 2021	EUR	53.7
2.000	Dec. 1992	Dec. 2022	EUR	57.3
2.000	Dec. 1993	Dec. 2023	EUR	78.2
2.000	Dec. 1994	Dec. 2024	EUR	46.0
2.000	June 1995	June 2025	EUR	66.2
2.000	Dec. 1996	Dec. 2026	EUR	46.0
2.000	Jan. 1998	Dec. 2027	EUR	25.6
2.000	Sep. 2000	Dec. 2030	EUR	4.6
2.000	Dec. 2001	Dec. 2030	EUR	10.4
2.000	Dec. 2003	Dec. 2030	EUR	1.2
2.000	Dec. 2004	Dec. 2030	EUR	2.0
2.000	Aug. 2005	Dec. 2030	EUR	2.0
2.000	Dec. 2006	Dec. 2030	EUR	3.5

Source: Ministry of Finance.

Loans from Government Trusts backed by the U.S. Government

(in connection with refinancing of U.S. Foreign Military Sales loans)

9.7450	Sep. 1988	Nov. 2013	USD	717.1
9.7410	Nov. 1988	May 2013	USD	388.3
8.9549	Aug. 1989	Nov. 2011	USD	106.4

Source: Ministry of Finance.

Loans from Various Financial Institutions in the United States Guaranteed by the U.S. Government

LIBOR + 0.375	Aug. 1990	July 2009	USD	7.4
LIBOR + 0.375	Sep. 1990	Aug. 2010	USD	10.7
LIBOR + 0.375	Jan. 1994	Dec. 2007	USD	2.4

Source: Ministry of Finance.

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)
Loans from Israeli and Non-Israeli Banks

4.15	Sep. 1997	June 2015	CHF	23.2
1.15	Sep. 1997	June 2015	CHF	8.5
1.81	Dec. 1997	Sep. 2007	JPY	190.7
4.69	Oct. 1998	June 2015	EUR	1.7
1.69	Oct. 1998	June 2015	EUR	0.6

Source: Ministry of Finance.

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)
International Capital Markets Issues

3.000	Aug. 1997	Aug. 2007	JPY	20,000.0
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
7.75	Mar. 2000	Mar. 2010	USD	500.0
5.875	Feb. 2002	Feb. 2009	EUR	400.0
6.45	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
11.52	Dec. 2006	Dec. 2007	BRL-linked USD	500.0

Source: Ministry of Finance.

State of Israel Notes

(Issued through the Israel Bonds)

Issues	Interest Rate (%)(1)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)
Average Prime Issues(2)	AP – 1.75%	May 1999 – Aug. 1999	May 2006 – Aug. 2006(6)	USD	3.3

Libor Issues(3)	Libor + 0.4%	Dec. 1996 – Dec. 2001	Dec. 2003 – Dec. 2008(6)	USD	127.3
	Libor + 0.4%	Dec. 2001 – Dec. 2004	Dec. 2008 – Dec. 2011	USD	121.2

Libor Issues(4)	Libor + 0.6%	Dec. 1999	Dec. 2004(7)	USD	6.1
	Libor + 0.6% – 0.75%	Dec. 1999 – Dec. 2002	Dec. 2004 – Dec. 2005(6)	USD	6.3
	Libor + 0.6%	Jan. 2001 – Aug. 2003	Jan. 2006 – Aug. 2008(6)	USD	162.6
	Libor + 0.6%	Aug. 2003 – Mar. 2005	Aug. 2008 – Mar. 2010	USD	225.9
	Libor + 0.4%	Jan. 2005 – June 2005	Jan. 2012 – June 2012	USD	42.2
	Libor + 0.5%	Apr. 2005 – Aug. 2005	Apr. 2010 – Aug. 2010	USD	81.0
	Libor + 0.2%	Jul. 2005 – Dec. 2005	Jul. 2012 – Dec. 2012	USD	17.5

Issues	Base Rate(5)	1999 – 2006	2006 – 2012	GBP	5.0

(1)	All notes pay interest semiannually on June 30 and December 31.
(2)	The average prime rate is determined according to the average prime rates of Citibank N.A. and Bank of America Corp.
(3)	The Libor Rate is for a six-month period rounded upwards to the next 1/16%.
(4)	The Libor Rate is for a three-month period rounded upwards to the next 1/16%.
(5)	The base rate is determined according to the base rate of Barclays PLC, HSBC Bank PLC, National Westminster PLC and Lloyds Bank PLC. Notes issued in 2005 and thereafter bear interest of Base Rate + 0.5%.
(6)	Put option commencing five years from the issue date.
(7)	Issues previously matured for which outstanding amounts remain uncollected.

Source: Ministry of Finance.

State of Israel Bonds

(Issued through the Israel Bonds)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)(1)
Development Issue
7th—CIB	4.0	Jan. 1992 – Jan . 1997	Jan. 2007 – Jan. 2012	USD	174.3
—Int’l savings	4.0	Jan. 1992 – Aug. 1996	Jan. 2007 – Aug. 2011	USD	56.5
—Amended CIB	4.0	Oct. 1996 – Feb. 2006	Oct. 2011 – Feb. 2021	USD	75.2
—Amended Registered Savings	4.0	June 1996 – Feb. 2006	June 2011 – Feb. 2021	USD	76.6
—Amended Int’l savings	4.0	Sep. 1996 – Feb. 2006	Sep. 2011 – Feb. 2021	USD	37.8
5th—CIB	5.5	Jan. 1987 – Mar. 1987	Jan. 2007 – Mar. 2007	USD	0.8

Individual Variable Rate Issue (IVRI)
5th	(3)	Jan. 1995 – June 1997	Jan. 2007 – June 2009	USD	54.5
6th	(3)	May 1997 – May 1999	May 2009 – May 2011	USD	69.3

Chai Issue
1st	5.8	Jan. 2002 – Mar. 2002	Jan. 2007 – Mar. 2007	USD	2.5
2nd	5.8	Mar 2002 – Nov. 2002	Mar. 2007 – Nov. 2007	USD	29.6
3rd	3.9 – 4.5	Nov 2002 – June 2004	Nov. 2007 – June 2009	USD	16.2

Mazal Tov
1st	3.7 – 4.25	Feb. 2004 – July 2005	Feb. 2009 – July 2010	USD	14.4
1st Amended	3.7 – 4.4	Aug. 2005 – Jan. 2006	Aug. 2010 – Jan. 2011	USD	6.7

Canadian Issues
Floating Rate	(4)	Jan. 1995	Jan. 2007	CAD	0.3
2nd Floating Rate	(4)	Feb. 1995 – Apr. 2006	Feb. 2007 – Apr. 2018	CAD	27.4
2nd EDI	3.65 – 5.8	Jan. 2002 – May 2006	Jan. 2007 – May 2011	CAD	236.3
Chai	5.8	Jan. 2002 – Apr. 2003	Jan. 2007 – Apr. 2008	CAD	11.4
2nd Chai	3.4 – 4.5	Apr. 2003 – May 2006	Apr. 2008 – May 2011	CAD	13.8
Zero Coupon	6.15 – 7.45	Oct. 2000 – Nov. 2004	Oct. 2010 – Nov. 2014	CAD	105.7
2nd Zero Coupon	4.3 – 5.6	Nov. 2004 – May 2006	Nov. 2014 – May 2016	CAD	17.0
Savings 2 Year	4.05 – 4.7	July 2006 – Jan. 2007	July 2008 – Jan. 2009	CAD	7.4
Savings 5 Year	4.15 – 4.6	May 2006 – Jan. 2007	May 2011 – Jan. 2012	CAD	4.9
Savings 10 Year	4.3 – 5.4	May 2006 – Jan. 2007	May 2016 – Jan. 2017	CAD	2.3
Jubilee 2 Year	3.90 – 4.65	May 2006 – Jan. 2007	May 2008 – Jan. 2009	CAD	19.3
Jubilee 5 Year	4.00 – 4.70	May 2006 – Jan. 2007	May 2011 – Jan. 2012	CAD	24.2

Economic Development Issue (EDI)
7th	6.75 – 7.5	June 1997 – Oct. 1997	May 2007	USD	383.9
8th	6.1 – 6.75	Oct. 1997 – Apr. 1998	Aug. 2007	USD	201.6

Zero Coupon Issues
4th	6.5 – 8.1	Jan. 1997 – Apr. 1997	Jan. 2007 – Apr. 2007	USD	28.9
5th	5.65 – 7.9	Jan. 1997 – Jan. 2000	Jan. 2007 – Jan. 2010	USD	186.3
6th	6.65 – 8.0	Feb. 2000 – Apr. 2001	Feb. 2010 – Apr. 1011	USD	94.3
7th	6.65 – 7.15	Apr. 2001 – Jan. 2002	Apr. 2011 – Jan. 2012	USD	102.1
8th	4.25 – 7.00	Feb. 2002 – Mar. 2006	Feb. 2012 – Mar. 2016	USD	923.3

Floating Rate Issue (FRI)
3rd	(6)	Feb. 1998 – Oct. 1998	Jan. 2008	USD	57.2
4th	(7)	July 1998 – May 1999	July 2008 – May 2009	USD	136.5
4th additional	(7)	Mar. 1999 – Jan. 2000	Mar. 2009 – Jan. 2010	USD	48.4

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006 (in millions)(1)
Jubilee
2nd 5 Years	5.35	Jan. 2002 – Mar. 2002	Jan. 2007 – Mar. 2007	USD	47.7
3rd 5 Years	3.50 – 5.60	Mar. 2002 – Aug. 2005	Mar. 2007 – Aug. 2010	USD	1,702.4
3rd 5 Years Amended	4.15 – 4.95	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	123.7
10 Years	5.50 – 7.70	Apr. 1998 – June 2001	Apr. 2003 – June 2011	USD	209.3
2nd 10 Year	6.40 – 7.0	July 2001 – Mar. 2002	July 2011 – Mar. 2012	USD	145.2
3rd 10 Year	4.15 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1,044.0
3rd 10 Year Amended	4.55 – 5.35	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	17.6
4th 2 Year	4.70 – 5.50	Mar. 2006 – Jan. 2007	Mar. 2008 – Jan. 2009	USD	395.5
4th 5 Year	4.55 – 5.50	Mar. 2006 – Jan. 2007	Mar. 2011 – Jan. 2012	USD	117.2
4th 7 Year	5.15 – 5.75	Mar. 2006 – Oct. 2006	Mar. 2013 – Oct. 2013	USD	9.3
4th 10 Year	4.70 – 5.90	Mar. 2006 – Jan. 2007	Mar. 2016 – Jan. 2017	USD	46.2

Euro Bonds
Savings Bond 2 Year	3.45 – 3.9	June 2006 – Jan. 2007	June 2008 – Jan. 2009	EUR	3.0
Savings Bond 10 Year	4.25 – 4.7	June 2006 – Jan. 2007	June 2016 – Jan. 2017	EUR	0.03
Euro Floating Bond 7 Year	3.13 – 3.95	June 2006 – Jan. 2007	June 2013 – Jan. 2014	EUR	0.1

Savings Bonds
2 Year Saving	4.7 – 5.55	Mar. 2006 – Jan. 2007	Mar. 2008 – Jan. 2009	USD	217.5
5 Year Saving (Mazal Tov)	4.56 – 5.22	Mar. 2006 – Jan. 2007	Mar. 2011 – Jan. 2012	USD	18.3
10 Year Saving	4.75 – 6.05	Mar. 2006 – Jan. 2007	Mar. 2016 – Jan. 2017	USD	40.5

Libor Floating Rate Issue(8)
1st	Libor+0.75 – 0.9	Oct. 1999 – Aug. 2000	Oct. 2009 – Aug. 2010	USD	116.3
2nd	Libor+0.75	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	86.7
3rd	Libor+0.75	Dec. 2000 – June 2001	Dec. 2010 – June 2011	USD	92.0
4th	Libor+0.6 – 0.75	Jul. 2001 – May 2005	Jul. 2011 – May 2015	USD	292.8
5th	Libor+0.3 – 0.6	May 2005 – Mar. 2006	Jan. 2010 – Mar. 2011	USD	88.4
6th 4 Year	Libor+0.0 – 0.4	Mar. 2006 – Jan. 2007	Mar. 2010 – Jan. 2011	USD	84.2
6th 10 Year	Libor+0.1 – 0.2	Mar. 2006 – Jan. 2007	Mar. 2016 – Jan. 2017	USD	28.6
6th 5 Year	Libor+0.2	Mar. 2006 – Sep. 2006	Mar. 2011 – Sep. 2011	USD	46.8
Issues previously matured for which outstanding amounts remain uncollected	(9)			USD	309.49

(1)	Not including USD23.9 million awaiting Bond issuance by Fiscal Agent.
(2)	Minimum annual interest rate of 7.5 plus 50% of the excess, if any, over 7.5% of the average of the prime rate quoted by Bank of America Corp. and Citibank N.A.
(3)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.
(4)	Interest rate equals Canadian prime minus 75 basis points.
(5)	Interest rate equals average prime minus 75 basis points.
(6)	Interest rate equals average prime minus 150 basis points.
(7)	Interest rate equals average prime minus 175 basis points.
(8)	The Libor Rate is for a three-month period rounded upward to the next 1/16%.
(9)	Uncollected amounts in respect of previously matured bonds do not accrue interest for the benefit of the bond holders after the maturity date.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency

(as of December 31, 2006)

Total (in millions)
United States Dollars (USD)	23,583.5
Euro (EUR)	1,661.3
Canadian Dollar (CAD)	470.0
Swiss Francs (CHF)	31.7
British Pound Sterling (GBP)	105.0
Japanese Yen (JPY)	20,190.7

Source: Ministry of Finance.

Government Guarantees of Foreign Currency Indebtedness

To	For	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2006
European Investment Bank	Industrial Development Bank	1.81	1997	2007	JPY	190,771,898
U.S. Exim Bank	IEC Corporation	6.80	1996	2008	USD	22,097,799
U.S. Exim Bank	IEC Corporation	7.00	1996	2008	USD	3,688,926
Deutsche Bundesbank	IEC Corporation	8.10	1986	2008	USD	4,582,726
KFW Bank	IEC Corporation	4.13	2000	2007	EUR	652,018
KFW Bank	IEC Corporation	3.98	2000	2007	EUR	41,218
KFW Bank	IEC Corporation	5.23	2000	2009	EUR	6,293,783
EDC Bank	IEC Corporation	Libor+0.5	1997	2013	USD	17,355,984
EDC Bank	IEC Corporation	Libor+0.4	1997	2013	USD	3,089,488
Citi	IEC Corporation	Libor+0.2	2005	2026	USD	204,600,000

Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2006 (in millions of NIS)
Floating Rate Loans

9230137	Gilon Chadash	(1)	29/04/1999	31/03/2009	NIS5,000.0
9230236		(1)	02/12/1999	30/11/2009	2,661.4
9230335		(1)	23/05/2000	30/04/2010	7,462.9
9230434		(1)	08/03/2001	28/02/2011	10,746.1
9230533		(1)	03/01/2002	30/12/2011	11,300.0
9231531		(1)	05/01/2004	31/12/2008	12,001.7

Fixed Rate Loans

9266735	Shahar	6.0	07/02/2005	31/01/2010	NIS12,271.3
9267030		9.0	06/07/2000	29/06/2007	15,864.4
9267139		7.0	12/03/2002	27/02/2009	21,913.7
9268038		7.0	17/05/2001	29/04/2011	6,174.1
9268137		10.0	25/06/2002	31/05/2012	9,567.9
9268236		7.5	26/04/2004	31/03/2014	11,505.4
9268335		6.5	06/02/2006	31/01/2016	9,903.5
9269036		5.75	06/03/2006	29/02/2008	8,570.3
1099456	Israel Government Fixed	6.25	06/11/2006	30/10/2026	1,636.3

CPI-linked Loans

9470139	Galil	CPI+4.00	02/04/1996	30/04/2007	917.1
9470238		CPI+4.00	04/06/1996	29/06/2007	1,701.4
9470337		CPI+4.00	07/01/1997	31/01/2008	3,009.8
9541533		CPI+4.00	05/01/1993	31/01/2008	565.7
9541632		CPI+4.00	02/03/1993	31/03/2008	740.9
9541731		CPI+4.00	16/07/1993	31/07/2008	619.0
9541830		CPI+4.00	05/10/1993	31/10/2008	912.3
9541939		CPI+4.00	07/01/1994	31/01/2009	891.8
9542036		CPI+4.00	03/06/1994	30/06/2009	1,516.5
9542135		CPI+4.00	09/09/1994	30/09/2009	1,130.6
9542234		CPI+4.00	08/11/1994	30/11/2009	1,000.1
9542333		CPI+4.00	14/02/1995	28/02/2010	747.7
9542432		CPI+4.00	06/06/1995	30/06/2010	814.4
9542531		CPI+4.00	25/07/1995	31/07/2010	1,792.0
9542630		CPI+4.00	05/10/1995	31/10/2010	2,092.7
9542739		CPI+4.00	03/06/1997	30/06/2012	5,099.4
9547035		CPI+5.00	24/11/1998	31/10/2013	4,259.1
9547134		CPI+5.00	30/11/1999	31/10/2014	1,159.0
9547233		CPI+5.00	25/05/2000	30/04/2015	12,970.4
9548033		CPI+4.00	04/09/2001	31/08/2011	11,003.3
9548132		CPI+5.00	03/09/2002	31/08/2012	12,088.9
9550138		CPI+6.00	08/10/2002	30/09/2007	9,714.3
9561333		CPI+4.75	09/01/1990	31/01/2007	222.0
9561432		CPI+4.75	13/02/1990	28/02/2007	64.2

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2006 (in millions of NIS)
9561531	Galil	CPI+4.75	16/03/1990	30/03/2007	93.2
9570136		CPI+4.75	06/06/1989	29/06/2007	1,119.8
9570235		CPI+4.75	11/08/1989	31/08/2007	361.9
9570334		CPI+4.75	08/09/1989	30/09/2007	371.6
9570433		CPI+4.75	05/06/1990	30/06/2008	495.3
9570532		CPI+4.75	06/07/1990	31/07/2008	241.5
9570631		CPI+4.75	03/08/1990	31/08/2008	236.8
9570730		CPI+2.50	06/11/1990	30/11/2008	19.0
9590134		CPI+4.75	04/07/1989	31/07/2009	1,088.9
9590332		CPI+4.00	21/08/2001	30/07/2021	16,587.8
9590431		CPI+4.00	23/08/2004	31/07/2024	10,029.4
1097708	Israel Government CPI-linked	CPI+4.00	26/06/2006	30/05/2036	2,667.0

Dollar-linked/Floating Rate Loans

9655135	Gilboa	5.55%	24/01/2000	24/01/2010	NIS316.9

(1)	Annual interest rate equals weighted average of yields to maturity of Treasury Bills (Makam) with 3 to 12 months maturity.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2006 (in millions of NIS)
CPI-linked Loans

Hetz	CPI+4% – 6.2%	1967 – 2006	2007 – 2031	31,528.7
Meron	CPI+5.5%	1987 – 2003	2007 – 2023	91,698.1
Arad	CPI+4.8%	1995 – 2006	2010 – 2021	13,489.9

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2006 (in millions of NIS)
Emission and Funds(1)	2% – 6%	1984 – 2004	(2)	NIS8,714.6
Compulsory Bonds	N/A	N/A	N/A	603.3

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the Depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source: Ministry of Finance.

Balance of the Government’s Floating-Rate Debt by Currency

(as of December 31, 2006)

Total (in millions)
United States Dollars (USD)	2,015.6
Euro (EUR)	0.1
Canadian Dollar (CAD)	27.7
British Pound Sterling (GBP)	5.0
New Israeli Shekel (NIS)	49,489.0

Source: Ministry of Finance.